Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
The Clorox Company
(Dollars in millions, except share and per share data)

Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is designed to provide a reader of The Clorox Company’s (the Company or Clorox) financial statements with a narrative from the perspective of management on the Company’s financial condition, results of operations, liquidity and certain other factors that may affect future results. In certain instances, parenthetical references are made to relevant sections of the Notes to Consolidated Financial Statements to direct the reader to a further detailed discussion. This section should be read in conjunction with the Consolidated Financial Statements and Supplementary Data included in this Annual Report on Form 10-K.

The following sections are included herein:

●	Executive Overview
●	Results of Operations
●	Financial Position and Liquidity
●	Contingencies
●	Quantitative and Qualitative Disclosures about Market Risk
●	Recently Issued Accounting Standards
●	Critical Accounting Policies and Estimates
●	Summary of Non-GAAP Financial Measures

EXECUTIVE OVERVIEW

Clorox is a leading multinational manufacturer and marketer of consumer and professional products with approximately 8,000 employees worldwide as of June 30, 2016 and fiscal year 2016 net sales of $5,761. Clorox sells its products primarily through grocery and mass retail outlets, e-commerce channels, wholesale distributors and medical supply distributors. Clorox markets some of the most trusted and recognized consumer brand names, including its namesake bleach and cleaning products, Pine-Sol® cleaners, Liquid-Plumr® clog removers, Poett® home care products, Fresh Step® cat litter, Glad® bags, wraps and container products, Kingsford® charcoal, Renew Life® digestive health products, Hidden Valley® dressings and sauces, Brita® water-filtration products and Burt’s Bees® natural personal care products. The Company also markets brands through professional services channels, including infection control products for the healthcare industry under Clorox Healthcare®, HealthLink®, Aplicare® and Dispatch® brands. The Company manufactures products in more than a dozen countries and sells them in more than 100 markets.

The Company primarily markets its leading brands in midsized categories considered to be financially attractive. Most of the Company’s products compete with other nationally advertised brands within each category and with “private label” brands.

The Company operates through strategic business units that are aggregated into the following four reportable segments based on the economics and nature of the products sold:

●	Cleaning consists of laundry, home care and professional products marketed and sold in the United States. Products within this segment include laundry additives, including bleach products under the Clorox® brand and Clorox 2® stain fighter and color booster; home care products, primarily under the Clorox®, Formula 409®, Liquid-Plumr®, Pine-Sol®, S.O.S® and Tilex® brands; naturally derived products under the Green Works® brand; and professional cleaning and disinfecting products under the Clorox®, Dispatch®, Aplicare®, HealthLink® and Clorox Healthcare® brands.
●	Household consists of charcoal, cat litter, digestive health products and bags, wraps and container products marketed and sold in the United States. Products within this segment include charcoal products under the Kingsford® and Match Light® brands; cat litter products under the Fresh Step®, Scoop Away® and Ever Clean® brands; digestive health products under the Renew Life® brand; and bags, wraps and containers under the Glad® brand.

●	Lifestyle consists of food products, water-filtration systems and filters and natural personal care products marketed and sold in the United States. Products within this segment include dressings and sauces, primarily under the Hidden Valley®, KC Masterpiece® and Soy Vay® brands; water-filtration systems and filters under the Brita® brand; and natural personal care products under the Burt’s Bees® brand.
●	International consists of products sold outside the United States. Products within this segment include laundry, home care, water-filtration, digestive health products, charcoal and cat litter products, dressings and sauces, bags, wraps and containers and natural personal care products, primarily under the Clorox®, Glad®, PinoLuz®, Ayudin®, Limpido®, Clorinda®, Poett®, Mistolin®, Lestoil®, Bon Bril®, Brita®, Green Works®, Pine-Sol®, Agua Jane®, Chux®, Renew Life®, Kingsford®, Fresh Step®, Scoop Away®, Ever Clean®, KC Masterpiece®, Hidden Valley® and Burt’s Bees® brands.

Non-GAAP Financial Measures

This Executive Overview, the succeeding sections of MD&A and Exhibit 99.3 include certain financial measures that are not defined by accounting principles generally accepted in the United States of America (U.S. GAAP). These measures, which are referred to as non-GAAP measures, are listed below.

●	Currency-neutral net sales growth represents U.S. GAAP net sales growth excluding the impact of the change in foreign currency exchange rates.
●	Economic profit (EP) is defined by the Company as earnings from continuing operations before income taxes, excluding noncash U.S. GAAP restructuring and intangible asset impairment costs, and interest expense; less an amount of tax based on the effective tax rate and less a charge equal to average capital employed multiplied by a cost of capital rate.
●	Free cash flow and free cash flow as a percentage of net sales. Free cash flow is calculated as net cash provided by continuing operations less capital expenditures related to continuing operations.
●	Earnings from continuing operations before interest and taxes (EBIT) margin (the ratio of EBIT to net sales)
●	Debt to earnings from continuing operations before interest, taxes, depreciation and amortization, and noncash intangible asset impairment charges ratio (Consolidated Leverage ratio)

For a discussion of these measures and the reasons management believes they are useful to investors, refer to “Summary of Non-GAAP Financial Measures” below. For a discussion of the Consolidated Leverage ratio, please refer to “Credit Arrangements” below. This MD&A and Exhibit 99.3 include reconciliations of these non-GAAP measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

Fiscal Year 2016 Financial Highlights

A detailed discussion of strategic goals, key initiatives and results of operations is included below. Key fiscal year 2016 financial results are summarized as follows:

●	The Company’s fiscal year 2016 net sales increased by 2%, from $5,655 in fiscal year 2015 to $5,761 in fiscal year 2016, reflecting higher volume and the benefit of price increases, partially offset by unfavorable foreign currency exchange rates and higher trade promotion spending. On a currency-neutral basis, net sales increased 5%.
●	Gross margin increased 150 basis points to 45.1% in fiscal year 2016 from 43.6% in fiscal year 2015, reflecting the benefits of favorable commodity costs, cost savings and price increases, partially offset by higher manufacturing and logistics costs, increased trade promotion spending, and the impact of unfavorable foreign currency exchange rates.
●	The Company reported earnings from continuing operations of $648 in fiscal year 2016 compared to $606 in fiscal year 2015. The Company reported earnings from continuing operations before income taxes of $983 in fiscal year 2016, compared to $921 in fiscal year 2015.
●	The Company delivered diluted net EPS from continuing operations in fiscal year 2016 of $4.92, an increase of approximately 8% from fiscal year 2015 diluted net EPS of $4.57.
●	EP increased to $490 in fiscal year 2016 compared to $458 in fiscal year 2015 (refer to the reconciliation of EP to earnings from continuing operations before income taxes in Exhibit 99.3).
●	The Company’s net cash flows provided by continuing operations were $768 in fiscal year 2016, compared to $858 in fiscal year 2015 reflecting higher tax payments and higher performance-based incentive compensation payments in fiscal year 2016 related to the Company’s strong fiscal year 2015 financial results. Free cash flow was $596 or 10% of net sales in fiscal year 2016, a decrease from $733 or 13% of net sales in fiscal year 2015.

●	The Company paid $398 in cash dividends to stockholders in fiscal year 2016 compared to $385 in cash dividends in fiscal year 2015. In May 2016, the Company announced an increase of 4% in the quarterly cash dividend from prior year. In fiscal year 2016, the Company repurchased approximately 2 million shares of its common stock at a cost of $254.
●	On May 2, 2016, the Company acquired Renew Life, a leading brand in digestive health for $290. Results for Renew Life’s domestic business are reflected in the Household reportable segment and results for Renew Life’s international business are reflected in the International reportable segment. Included in the Company’s results for fiscal year 2016 was $21 of Renew Life’s global net sales.

Strategic Goals and Initiatives

The Clorox Company’s 2020 Strategy serves as its strategic growth plan, directing the Company to the highest value opportunities for long-term, profitable growth and total shareholder return.

The long-term financial goals reflected in the Company’s 2020 Strategy include annual net sales growth of 3-5%, annual EBIT margin growth of 25-50 basis points and annual free cash flow of 10-12% of net sales. Clorox anticipates using free cash flow to invest in the business, maintain appropriate debt levels and return excess cash to stockholders.

In fiscal year 2017, Clorox anticipates ongoing macroeconomic challenges that may impact its sales and margins, including unfavorable foreign currency exchange rates, particularly in Argentina, and a continuation of challenging international economies. The Company is monitoring anticipated slower U.S. category growth, driven primarily by expected competitive activity and changes to commodity costs and manufacturing and logistics costs.

The Company’s priority in fiscal year 2017 remains investing strongly in its U.S. businesses, particularly in its “3D” demand-creation model of Desire, Decide and Delight, including advertising and trade promotion spending. The Company is also focused on product innovation to delight and deliver superior value to consumers. Importantly, the Company will work to continue to improve its margins by driving cost savings initiatives and slowing the growth of selling and administrative expenses by driving out low-value activity.

As the Company executes its 2020 Strategy, a particular focus on “Strategy Accelerators,” will help drive investment decisions with the goal to deliver profitable long-term growth:

●	Accelerating portfolio momentum reallocates resources to faster-growing countries, categories and brands in the portfolio or focuses investment in new categories with growth tailwinds like the Company’s recent acquisition of Renew Life digestive health products.
●	Accelerating 3D technology transformation reflects an emphasis in digital communications that can deliver more targeted messages based on how consumers research, shop and buy their products. The Company continues to invest in digital marketing and social media and is focused on driving its e-commerce business.
●	Accelerating innovation across the Company’s 3D demand-creation model of Desire, Decide and Delight will continue to support category growth and market share improvement. The Company is focused on delivering superior value to consumers through the introduction of new products and product improvements.
●	Accelerating the Company’s growth culture involves fostering a work environment where employees directly support the Company’s effort to drive profitable growth. The growth culture vision provides a framework to deliver on that goal through five calls to action: put the consumer first, be curious, think boldly, embrace change and act like an owner.

Looking forward, the Company will continue to execute against its 2020 Strategy and seek to achieve its goals to deliver long-term profitable growth.

RESULTS OF OPERATIONS

Unless otherwise noted, management’s discussion and analysis compares results of continuing operations from fiscal year 2016 to fiscal year 2015, and fiscal year 2015 to fiscal year 2014, with percentage and basis point calculations based on rounded numbers, except for per share data and the effective tax rate.

CONSOLIDATED RESULTS

Continuing operations

Net sales in fiscal year 2016 increased 2%. Volume increased 4% reflecting higher shipments in all reportable segments and most significantly in Cleaning, Household and Lifestyle. Higher shipments in the Cleaning segment were driven by Home Care and Professional Products, partially offset by Laundry; higher shipments in the Household segment were primarily due to the acquisition of the Renew Life business, Charcoal, and Bags and Wraps, partially offset by Cat Litter; and higher shipments in the Lifestyle segment primarily were due to Natural Personal Care and Dressing and Sauces. Volume outpaced net sales primarily due to unfavorable foreign currency exchange rates and higher trade promotion spending, partially offset by the benefit of price increases.

Net sales in fiscal year 2015 increased 3%. Volume increased 2%, reflecting higher product shipments in the International segment, primarily due to growth in Latin America, Canada, Europe and Asia; higher shipments of Burt’s Bees® natural personal care products, largely due to innovation in lip and face care products combined with distribution gains; higher shipments of cleaning and healthcare products in the professional products business; higher shipments of Clorox® toilet bowl cleaner due to increased merchandising activities and distribution gains; and higher shipments of Kingsford® charcoal products behind increased merchandising support to launch the start of the grilling season. Volume results also reflected lower shipments of Clorox® liquid bleach due to the February 2015 price increase, category softness and increased competition; and lower shipments of Brita® water-filtration products, primarily due to continuing category softness and increased competition. The variance between volume and net sales was primarily due to the benefit of price increases, partially offset by unfavorable foreign currency exchange rates. On a currency-neutral basis, net sales increased about 5%.

Gross margin, defined as gross profit as a percentage of net sales, in fiscal year 2016 increased 150 basis points from 43.6% to 45.1%. Gross margin expansion in fiscal year 2016 was driven by the benefits of favorable commodity costs, strong cost savings and price increases, partially offset by higher manufacturing and logistics costs, increased trade promotion spending and the impact of unfavorable foreign currency exchange rates.

Gross margin, defined as gross profit as a percentage of net sales, in fiscal year 2015 increased 90 basis points from 42.7% to 43.6%. Gross margin expansion in fiscal year 2015 was driven by the benefits of cost savings and price increases, partially offset by the impact of higher manufacturing and logistics costs.

Expenses

				% Change		% of Net sales
	2016	2015	2014	2016 to 2015	2015 to 2014	2016	2015	2014
Selling and administrative expenses	$806	$798	$751	1%	6%	14.0%	14.1%	13.6%
Advertising costs	587	523	503	12	4	10.2	9.2	9.1
Research and development costs	141	136	125	4	9	2.4	2.4	2.3

Selling and administrative expenses were relatively flat in fiscal year 2016.

Selling and administrative expenses increased 6% in fiscal year 2015, primarily from higher performance-based incentive costs as a result of fiscal year financial performance exceeding financial targets. Expenses in the prior year reflected lower performance-based incentive costs when the Company’s results fell below financial targets. In addition, the Company continued to experience inflationary pressures in international markets. These increases were partially offset by the benefit of cost savings, one-time costs in fiscal year 2014 related to the change in information technology (IT) service providers and a one-time impact related to a change in the Company’s long-term disability plan in fiscal year 2015 to bring it more in line with the marketplace.

Advertising costs as a percentage of net sales increased during fiscal year 2016 mainly to drive awareness and trial behind innovation and maintain the health of the Company’s core business. The Company’s U.S. retail advertising spend was approximately 11% of net sales during the year.

Advertising costs as a percentage of net sales increased slightly during fiscal year 2015, reflecting continued support behind the Company’s brands, including driving the trial of new products. The Company’s U.S. retail advertising spend was approximately 10% of net sales during the year.

Research and development costs as a percentage of net sales was flat in fiscal year 2016.

Research and development costs increased slightly as a percentage of net sales in fiscal year 2015, driven by higher performance-based incentive costs.

Interest expense, Other (income) expense, net, and the effective tax rate on earnings

	2016	2015	2014
Interest expense	$88	$100	$103
Other income, net	(7)	(13)	(10)
Income taxes on continuing operations	335	315	305

Interest expense decreased $12 in fiscal year 2016, primarily due to a lower weighted-average interest rate on total debt.

Interest expense decreased $3 in fiscal year 2015, primarily due to a lower weighted-average interest rate on long-term debt resulting from the issuance of senior notes in December 2014 and the maturities of senior notes in January 2015, combined with less interest expense on a lower balance of commercial paper throughout fiscal year 2015.

Other (income) expense, net, of $(7) in fiscal year 2016 included $(15) of income from equity investees, $(11) gain on the sale of the Los Angeles bleach manufacturing facility, partially offset by $9 of noncash asset impairment charges and $8 of amortization of trademarks and other intangible assets.

Other (income) expense, net, of $(13) in fiscal year 2015 included $(14) of income from equity investees, $(13) gain on the sale of real estate assets by a low-income housing partnership and $(4) of interest income, partially offset by $9 of foreign currency exchange losses, $8 of amortization of trademarks and other intangible assets and $3 of noncash asset impairment charges.

Other (income) expense, net, of $(10) in fiscal year 2014 included $(13) of income from equity investees, $(5) of insurance and litigation settlements and other smaller items, partially offset by $8 of amortization of trademarks and other intangible assets and $3 of noncash asset impairment charges.

The effective tax rate on earnings was 34.1%, 34.2% and 34.6% in fiscal years 2016, 2015 and 2014, respectively. The effective tax rate in fiscal year 2016 compared to fiscal year 2015 was essentially flat. The lower effective tax rate in fiscal year 2015 compared to fiscal year 2014 was primarily due to higher uncertain tax position releases, partially offset by higher tax on foreign earnings, in fiscal year 2015.

Diluted net earnings per share

				% Change
	2016	2015	2014	2016 to 2015	2015 to 2014
Diluted net EPS from continuing operations	$4.92	$4.57	$4.39	8%	4%

Diluted net earnings per share (EPS) from continuing operations increased $0.35, driven by the benefits of higher sales and gross margin expansion, partially offset by increased advertising investments.

Diluted net EPS from continuing operations increased $0.18 in fiscal year 2015, driven by the benefits of higher sales and gross margin expansion, partially offset by increased selling and administrative expenses, primarily from higher performance-based incentive costs as a result of fiscal year financial performance exceeding financial targets. Expenses in the prior year reflected lower performance-based incentive costs when the Company’s results fell below financial targets. Increased investments in total demand-building programs also reduced fiscal year diluted EPS.

Discontinued Operations

On September 22, 2014, Clorox Venezuela announced that it was discontinuing its operations, effective immediately, and seeking to sell its assets. Since fiscal year 2012, Clorox Venezuela was required to sell more than two thirds of its products at prices frozen by the Venezuelan government. During this same period, Clorox Venezuela experienced successive years of hyperinflation resulting in significant sustained increases in its input costs, including packaging, raw materials, transportation and wages. As a result, Clorox Venezuela had been selling its products at a loss, resulting in ongoing operating losses. Clorox Venezuela repeatedly met with government authorities in an effort to help them understand the rapidly declining state of the business, including the need for immediate, significant and ongoing price increases and other critical remedial actions to address these adverse impacts. Based on the Venezuelan government’s representations, Clorox Venezuela had expected significant price increases would be forthcoming much earlier; however, the price increases subsequently approved were insufficient and would have caused Clorox Venezuela to continue operating at a significant loss into the foreseeable future. As such, Clorox Venezuela was no longer financially viable and was forced to discontinue its operations.

On September 26, 2014, the Company reported that Venezuelan Vice President Jorge Arreaza announced, with endorsement by President Nicolás Maduro, that the Venezuelan government had occupied the Santa Lucía and Guacara production facilities of Clorox Venezuela. On November 6, 2014, the Company reported that the Venezuelan government had published a resolution granting a government-sponsored Special Administrative Board full authority to restart and operate the business of Clorox Venezuela, thereby reaffirming the government's expropriation of Clorox Venezuela’s assets. Further, President Nicolás Maduro announced the government's intention to facilitate the resumed production of bleach and other cleaning products at Clorox Venezuela plants. He also announced his approval of a financial credit to invest in raw materials and production at the plants. These actions by the Venezuelan government were taken without the consent or involvement of Clorox Venezuela, its parent Clorox Spain S.L. (Clorox Spain) or any of their affiliates. Clorox Venezuela, Clorox Spain and their affiliates reserved their rights under all applicable laws and treaties. Since the exit of Clorox Venezuela in the first quarter of fiscal year 2015, the Company has recognized $49 in after-tax exit costs and other related expenses within discontinued operations related to the exit of Clorox Venezuela. The Company believes it is reasonably possible that it will recognize $1 to $11 in after-tax exit costs and other related expenses in discontinued operations for Clorox Venezuela during fiscal years 2017 through 2019, for a total of $50 to $60 over the entire five-year period.

See Notes to Consolidated Financial Statements for more information regarding discontinued operations of Clorox Venezuela.

Unrelated to Clorox Venezuela, in the fiscal year ended June 30, 2015, the Company recognized $32 of previously unrecognized tax benefits relating to other discontinued operations upon the expiration of the applicable statute of limitations. Recognition of these previously disclosed tax benefits had no impact on the Company’s cash flows or earnings from continuing operations for the fiscal year ended June 30, 2015.

SEGMENT RESULTS FROM CONTINUING OPERATIONS

The following presents the results from continuing operations of the Company’s reportable segments and certain unallocated costs reflected in Corporate (see Notes to Consolidated Financial Statements for a reconciliation of segment results to consolidated results):

Cleaning

				% Change
	2016	2015	2014	2016 to 2015	2015 to 2014
Net sales	$1,912	$1,824	$1,776	5%	3%
Earnings from continuing operations before income taxes	511	445	428	15	4

Fiscal year 2016 versus fiscal year 2015: Volume, net sales and earnings from continuing operations before income taxes increased by 6%, 5% and 15%, respectively, during fiscal year 2016. Both volume and net sales growth were driven primarily by higher shipments across several Home Care brands, including Clorox® disinfecting wipes resulting from increased merchandising support and expanded warehouse club distribution, and in Professional Products mainly in cleaning products. These increases were partially offset by lower shipments in Laundry, primarily due to the impact of the February 2015 price increase on Clorox® liquid bleach. Volume outpaced net sales due to unfavorable product mix. The increase in earnings from continuing operations before income taxes was mainly due to net sales growth, the benefit of favorable commodity costs, strong cost savings, and the gain on the sale of the Company’s Los Angeles bleach manufacturing facility, partially offset by higher manufacturing and logistics costs and increased advertising investments.

Fiscal year 2015 versus fiscal year 2014: Volume, net sales and earnings from continuing operations before income taxes increased by 2%, 3% and 4%, respectively, during fiscal year 2015. Both volume and net sales grew primarily due to higher shipments of Clorox® toilet bowl cleaner and Clorox® disinfecting wipes in Home Care, behind increased merchandising activities. The Professional Products Division also grew volume, which was driven primarily by distribution gains across a number of brands. These increases were partially offset by lower shipments of Clorox® liquid bleach in Laundry, primarily due to the February 2015 price increase. Net sales growth outpaced volume growth primarily due to the benefit of price increase. The increase in earnings from continuing operations before income taxes was driven by the benefit of sales growth and cost savings, partially offset by an increase in demand-building investments.

Household

				% Change
	2016	2015	2014	2016 to 2015	2015 to 2014
Net sales	$1,862	$1,794	$1,709	4%	5%
Earnings from continuing operations before income taxes	428	375	326	14	15

Fiscal year 2016 versus fiscal year 2015: Volume, net sales and earnings from continuing operations before income taxes increased by 3%, 4% and 14%, respectively, during fiscal year 2016. Both volume growth and net sales growth were driven by the acquisition of the Renew Life business, higher shipments of Charcoal resulting from increased merchandising support and increased shipments across several Glad® products, including continued strength in premium trash bags. These increases were partially offset by lower shipments of Cat Litter, largely due to continuing competitive activity. Net sales growth outpaced volume growth, primarily due to favorable product mix and the benefit of price increases, partially offset by higher trade promotion spending, mainly in Bags and Wraps. The increase in earnings from continuing operations before income taxes was mainly due to net sales growth, the benefit of favorable commodity costs and strong cost savings, partially offset by higher manufacturing and logistics costs and increased advertising investments.

Fiscal year 2015 versus fiscal year 2014: Volume, net sales and earnings from continuing operations before income taxes increased by 2%, 5% and 15%, respectively, during fiscal year 2015. Both volume growth and net sales growth were driven by higher shipments of Kingsford® charcoal products behind increased merchandising activities. Net sales growth outpaced volume growth primarily due to the benefits of price increases on Glad® bags and wraps. The increase in earnings from continuing operations before income taxes was driven by strong sales growth and the benefit of cost savings, partially offset by an increase in demand building investments and manufacturing and logistics costs.

Lifestyle

				% Change
	2016	2015	2014	2016 to 2015	2015 to 2014
Net sales	$990	$950	$936	4%	1%
Earnings from continuing operations before income taxes	251	257	258	(2)	-

Fiscal year 2016 versus fiscal year 2015: Volume and net sales increase by 5% and 4%, respectively, while earnings from continuing operations before income taxes decreased 2% during fiscal year 2016. Both volume growth and net sales growth were primarily driven by higher shipments of Burt’s Bees® Natural Personal Care largely due to innovation in lip and face care and higher shipments of Hidden Valley® bottled salad dressings due to innovation. Volume growth outpaced net sales growth primarily due to increased trade promotion spending. The decrease in earnings from continuing operations before income taxes was primarily due to increased advertising investments to support new products and increased selling and administrative expenses to support innovation and growth, partially offset by net sales growth and cost savings.

Fiscal year 2015 versus fiscal year 2014: Net sales and volume both increased by 1%, while earnings from continuing operations before income taxes remained flat during fiscal year 2015. Both net sales growth and volume growth were driven by higher shipments of Burt’s Bees® natural personal care products, largely due to innovation in lip and face care products combined with distribution gains. The increase was partially offset by lower shipments of Brita® water-filtration products, primarily due to continuing category softness and increased competition. Flat earnings from continuing operations before income taxes reflected lower commodity costs, cost savings and favorable product mix. These increases were offset by higher manufacturing and logistics costs and demand building investments.

International

				% Change
	2016	2015	2014	2016 to 2015	2015 to 2014
Net sales	$997	$1,087	$1,093	(8)%	(1)%
Earnings from continuing operations before income taxes	66	79	99	(16)	(20)

Fiscal year 2016 versus fiscal year 2015: Volume increased 1%, while net sales and earnings from continuing operations before income taxes decreased by 8% and 16%, respectively, during fiscal year 2016. Volume grew primarily due to higher shipments, mainly in Canada, which included the benefit of Renew Life acquisition, Mexico, and Europe, partially offset by lower shipments in certain other Latin American countries largely due to the impact of price increases taken to offset inflationary pressures. The decline in net sales was primarily due to unfavorable foreign currency exchange rates across multiple countries, including the impact of the significant devaluation of the Argentine peso, partially offset by the benefit of price increases. The decrease in earnings from continuing operations before income taxes was primarily due to lower net sales, unfavorable foreign currency exchange rates, inflationary pressure on manufacturing and logistics costs and higher advertising costs, offset by the benefits of price increases and cost savings.

Fiscal year 2015 versus fiscal year 2014: Volume increased 3%, while net sales and earnings from continuing operations before income taxes decreased 1% and 20%, respectively, during fiscal year 2015. Volume grew primarily due to higher shipments in Latin America, Canada, Europe and Asia. Volume growth outpaced net sales growth primarily due to unfavorable foreign currency exchange rates, partially offset by the benefit of price increases and favorable product mix. The decrease in earnings from continuing operations before income taxes was primarily driven by unfavorable foreign currency exchange rates and inflation across multiple countries, primarily in Argentina (see “Argentina” below), which resulted in higher selling and administrative expenses, higher manufacturing and logistics costs and higher commodity costs. These decreases in earnings were partially offset by the benefit of price increases, favorable product mix and cost savings.

Argentina

The Company operates in Argentina through certain wholly owned subsidiaries (collectively, “Clorox Argentina”). Net sales from Clorox Argentina represented approximately 3% and 4% for the fiscal years ended June 30, 2016 and 2015, respectively, of the Company’s consolidated net sales for those periods. The operating environment in Argentina and the Latin America region continues to present business challenges, including significant devaluing currency and inflation.

Clorox Argentina manufactures products at three plants that it owns and operates across Argentina and markets those products to consumers throughout the country. Products are advertised nationally and sold to consumers through wholesalers and retail outlets located throughout Argentina. Sales are made primarily through the use of Clorox Argentina’s sales force. Small amounts of products produced in Argentina are exported each year, including sales to the Company’s subsidiaries located primarily in Latin America. Clorox Argentina obtains its raw materials almost entirely from local sources. The Company also conducts research and development activities at its owned facility in Buenos Aires, Argentina. Additionally, Clorox Argentina performs marketing, legal, and various other shared service activities to support the Company’s Latin American operations. Clorox Argentina in turn benefits from shared service activities performed within other geographic locations, such as information technology support and manufacturing technical assistance.

For the fiscal year ended June 30, 2016 and 2015, the value of the Argentine peso (ARS) declined 39% and 10%, respectively. As of June 30, 2016, using the exchange rate of 15 ARS per U.S. dollar (USD), Clorox Argentina had total assets of $77, including cash and cash equivalents of $22, net receivables of $13, inventories of $19, net property, plant and equipment of $15 and intangible assets excluding goodwill of $3. Goodwill for Argentina is aggregated and assessed for impairment at the Latin America reporting unit level, which is part of the Company’s International reportable segment. Based on the results of the annual impairment test performed in the fourth quarter of fiscal year 2016, the fair value of the Latin America reporting unit exceeded its carrying value by more than 20% and reflected unfavorable foreign currency exchange rates across several countries and the Company’s expectations of continued challenges from the Latin America region. Although Argentina is not currently designated as a highly inflationary economy for accounting purposes, further volatility and declines in the exchange rate are expected in the future, which would have an additional adverse impact on Clorox Argentina’s net sales, net earnings, and net monetary asset position.

The Company is closely monitoring developments in Argentina and is taking steps intended to mitigate the adverse conditions, but there can be no assurances that these actions will be able to mitigate these conditions.

Corporate

				% Change
	2016	2015	2014	2016 to 2015	2015 to 2014
Losses from continuing operations before income taxes	$(273)	$(235)	$(227)	16%	4%

Corporate includes certain non-allocated administrative costs, interest income, interest expense and other non-operating income and expenses. Corporate assets include cash and cash equivalents, property and equipment, other investments and deferred taxes.

Fiscal year 2016 versus fiscal year 2015: The increase in losses from continuing operations before income was primarily due to higher current year benefits and performance-based employee incentive costs including the prior year change in the Company’s long-term disability plan to bring it more in line with the marketplace, absence of the prior year’s gain on the sale of real estate assets by a low-income housing partnership and increased current year information technology spending to support the Company’s initiatives. This was partially offset by lower current year interest expense primarily due to a lower weighted-average interest rate on total debt.

Fiscal year 2015 versus fiscal year 2014: The increase in losses from continuing operations before income taxes was primarily due to higher performance-based incentive costs as a result of fiscal year financial performance exceeding financial targets, compared to the prior year which reflected lower performance-based incentive costs when the Company’s results fell below financial targets. This factor was partially offset by cost savings, a gain on the sale of real estate assets by a low-income housing partnership and benefits from a change in the Company’s long-term disability plan to bring it more in line with the marketplace.

FINANCIAL POSITION AND LIQUIDITY

Management’s discussion and analysis of the Company’s financial position and liquidity describes its consolidated operating, investing and financing activities from continuing operations, contractual obligations and off-balance sheet arrangements.

The following table summarizes cash activities from continuing operations for the years ended June 30:

	2016	2015	2014
Net cash provided by continuing operations	$768	$858	$786
Net cash used for investing activities	(430)	(106)	(137)
Net cash used for financing activities	(316)	(696)	(592)

The Company’s cash position includes amounts held by foreign subsidiaries and, as a result, the repatriation of certain cash balances from some of the Company’s foreign subsidiaries could result in additional tax costs in excess of tax benefits. However, these cash balances held by foreign subsidiaries are generally available without legal restriction to fund local business operations.

In addition, a portion of the Company’s cash balance is held in U.S. dollars by foreign subsidiaries, whose functional currency is their local currency. Such U.S. dollar balances are reported on the foreign subsidiaries’ books, in their functional currency, with the impact from foreign currency exchange rate differences recorded in Other (income) expense, net. The Company’s cash holdings at June 30 were as follows:

	2016	2015	2014
U.S. dollar balances held by U.S. dollar functional currency subsidiaries and at parent	$249	$221	$180
Non-U.S. dollar balances held by non-U.S. dollar functional currency subsidiaries	133	142	132
U.S. dollar balances held by non-U.S. dollar functional currency subsidiaries	19	19	12
Non-U.S. dollar balances held by U.S. dollar functional currency subsidiaries	-	-	5
Total	$401	$382	$329

The Company’s total cash balance was $401 as of June 30, 2016, as compared to $382 as of June 30, 2015. The increase of $19 was primarily attributable to $768 of net cash provided by continuing operations, largely offset by cash used in investing activities of $430, which included the $290 acquisition of Renew Life and $172 in capital expenditures, and cash used in financing activities of $316, which included cash dividends of $398 and share repurchases of $254, partially offset by proceeds from the issuance of common stock for employee stock plans of $210 and incremental borrowings of $126.

The Company’s total cash balance was $382 as of June 30, 2015, as compared to $329 as of June 30, 2014. The increase of $53 was primarily attributable to $858 of net cash provided by continuing operations, $495 of net proceeds from the December 2014 long-term debt issuance and $251 of proceeds from the issuance of common stock for employee stock plans. These increases were partially offset by $575 of repayments of long-term debt, $434 of share repurchases, $385 of dividend payments, $125 of capital expenditures and $48 of repayments of commercial paper borrowings.

Operating Activities

Net cash provided by continuing operations decreased to $768 in fiscal year 2016 from $858 in fiscal year 2015. The decrease reflected higher payments in the current year for both taxes and performance-based employee incentive compensation related to the Company’s strong 2015 fiscal year results. These factors were partially offset by higher earnings from continuing operations in fiscal year 2016 and $25 in prior year payments to settle interest-rate hedges related to the Company’s issuance of long-term debt.

Net cash provided by continuing operations increased to $858 in fiscal year 2015 from $786 in fiscal year 2014. The increase was primarily due to the company’s fiscal year performance, including solid net sales growth and margin expansion. Other contributing factors include lower performance-based incentive payments related to the company's fiscal year 2014 performance and lower tax payments in the current period, as well as the initial funding of the company's non-qualified deferred compensation plan in the year-ago period. These benefits were partially offset by $25 in payments to settle interest-rate hedges related to the company's issuance of long-term debt in December 2014.

Investing Activities

Capital expenditures were $172, $125 and $137, respectively, in fiscal years 2016, 2015 and 2014. Capital spending as a percentage of net sales was 3.0%, 2.2% and 2.5% for fiscal years 2016, 2015 and 2014, respectively. The increase in fiscal year 2016 was due to additional capital spending to drive cost savings and to support innovation and growth. The relatively flat fiscal year 2015 capital spending as a percentage of net sales was due to prudent management of capital spending against manufacturing, technology and facility projects which meet growth, efficiency, replacement or compliance requirements.

In April 2016, the Company sold its Los Angeles bleach manufacturing facility, resulting in $20 in cash proceeds from investing activities and a gain of $(11) recorded in Other (income) expense, net, on the consolidated statement of earnings for the year ended June 30, 2016. In September 2015, the Company sold its corporate jet to an unrelated party for cash proceeds of $11.

In April 2015, a low-income housing partnership, in which the Company was a limited partner, sold its real estate holdings. The real property sale resulted in $15 in cash proceeds from investing activities and a gain of $(14) recorded in Other (income) expense, net, on the consolidated statement of earnings for the year ended June 30, 2015.

Acquisition

On May 2, 2016, the Company acquired Renew Life, a leading brand in digestive health. The amount paid was $290 funded through commercial paper.

Free cash flow

	2016	2015	2014
Net cash provided by continuing operations	$768	$858	$786
Less: capital expenditures	(172)	(125)	(137)
Free cash flow	$596	$733	$649
Free cash flow as a percentage of net sales	10.3%	13.0%	11.8%

Financing Activities

Capital Resources and Liquidity

Net cash used for financing activities was $316 in fiscal year 2016, as compared to $696 in fiscal year 2015. Net cash used for financing activities was lower in fiscal year 2016, mainly driven by the increase in net borrowings to fund the Renew Life acquisition.

Net cash used for financing activities was $696 in fiscal year 2015, as compared to $592 in fiscal year 2014. Net cash used for financing activities was higher in fiscal year 2015 due to a net reduction in long-term debt and an increase in share repurchases and dividends paid. These factors were partially offset by an increase in proceeds from the issuance of common stock for employee stock plans.

Credit Arrangements

As of June 30, 2016, the Company had a $1,100 revolving credit agreement (the Credit Agreement), which expires in October 2019. There were no borrowings under the Credit Agreement as of June 30, 2016 or 2015, and the Company believes that borrowings under the Credit Agreement are and will continue to be available for general corporate purposes. The agreement includes certain restrictive covenants and limitations. The primary restrictive covenant is a maximum ratio of total debt to earnings before interest, taxes, depreciation and amortization and intangible asset impairment (Consolidated EBITDA) for the trailing four quarters (Consolidated Leverage ratio), as defined and described in the Credit Agreement, of 3.50.

The following table sets forth the calculation of the Consolidated Leverage ratio as of June 30, using Consolidated EBITDA for the trailing four quarters, as contractually defined:

2016
Earnings from continuing operations	$648
Add back:
Interest expense	88
Income tax expense	335
Depreciation and amortization	165
Noncash intangible asset impairment charges	9
Deduct:
Interest income	5
Consolidated EBITDA	$1,240
Total debt	$2,320
Consolidated Leverage ratio	1.87

The Company was in compliance with all restrictive covenants and limitations in the credit agreement as of June 30, 2016, and anticipates being in compliance with all restrictive covenants for the foreseeable future. The Company continues to monitor the financial markets and assess its ability to fully draw on its revolving credit agreement, and currently expects that any drawing on the agreement will be fully funded.

Of the $28 of foreign and other credit lines as of June 30, 2016, $5 was outstanding and the remainder of $23 was available for borrowing. Of the $29 of foreign and other credit lines as of June 30, 2015, $4 was outstanding and the remainder of $25 was available for borrowing.

Short-term Borrowings

The Company’s notes and loans payable include U.S. commercial paper issued by the parent company and a short-term loan held by a non-U.S. subsidiary. These short-term borrowings have stated maturities less than one year and provide supplemental funding for supporting operations. The level of U.S. commercial paper borrowings generally fluctuate depending upon the amount and timing of operating cash flows and payments for items such as dividends, income taxes, share repurchases and pension contributions. The average balance of U.S. commercial paper borrowings outstanding was $371 and $104 for the fiscal year ended June 30, 2016 and 2015, respectively.

Long-term Borrowings

In November 2015, $300 of the Company’s senior notes with an annual fixed interest rate of 3.55% became due and were repaid using commercial paper borrowings and cash on hand.

In January 2015, $575 of the Company’s senior notes with an annual fixed interest rate of 5.00% became due and were repaid using the net proceeds from the December 2014 debt issuance and commercial paper borrowings.

In December 2014, under a shelf registration statement filed with the SEC that will expire in December 2017, the Company issued $500 of senior notes with an annual fixed interest rate of 3.50%. Interest on the notes is payable semi-annually in June and December and the notes have a maturity date of December 15, 2024. The notes carry an effective interest rate of 4.10%, which includes the impact from the settlement of interest rate forward contracts in December 2014 (see Notes to Consolidated Financial Statements). The notes rank equally with all of the Company’s existing senior indebtedness.

Based on the Company’s working capital requirements, anticipated ability to generate positive cash flows from operations in the future, investment-grade credit ratings, demonstrated access to long- and short-term credit markets and current borrowing availability under credit agreements, the Company believes it will have the funds necessary to meet its financing requirements and other fixed obligations as they become due. The Company may consider other transactions which may require the issuance of additional long- and/or short-term debt or other securities to finance acquisitions, repurchase shares, refinance debt or fund other activities for general business purposes. Such transactions could require funds in excess of the Company’s current cash levels and available credit lines, and the Company’s access to or cost of such additional funds could be adversely affected by any decrease in credit ratings, which were the following as of June 30:

	2016		2015
	Short-term	Long-term	Short-term	Long-term
Standard and Poor’s	A-2	BBB+	A-2	BBB+
Moody’s	P-2	Baal	P-2	Baa1

Share Repurchases and Dividend Payments

The Company has two share repurchase programs: an open-market purchase program with an authorized aggregate purchase amount of up to $750, all of which was available for share repurchases as of both June 30, 2016 and 2015, and a program to offset the anticipated impact of share dilution related to share-based awards (the Evergreen Program), which has no authorization limit as to amount or timing of repurchases.

Share repurchases under authorized programs were as follows during the fiscal years ended June 30:

	2016		2015		2014
	Amount	Shares (000)	Amount	Shares (000)	Amount	Shares (000)
Open-market purchase programs	$-	-	$-	-	$-	-
Evergreen Program	254	2,151	434	4,016	260	3,046
Total	$254	2,151	$434	4,016	$260	3,046

Dividends per share and total dividends amount paid were as follows during the fiscal years ended June 30:

	2016	2015	2014
Dividends per share declared	$3.11	$2.99	$2.87
Total dividends paid	398	385	368

Contractual Obligations

The Company had contractual obligations as of June 30, 2016, payable or maturing in the following fiscal years:

2017		2018	2019	2020	2021	Thereafter	Total
Long-term debt maturities including interest
payments	$72	460	48	47	47	1,495	$2,169
Notes and loans payable	523	-	-	-	-	-	523
Purchase obligations (1)	150	54	37	12	2	1	256
Capital leases	3	2	1	-	-	-	6
Operating leases	49	45	38	32	29	135	328
Payments related to nonqualified postretirement plans (2)	17	18	16	16	15	70	152
Venture agreement terminal obligation (3)	-	-	-	-	-	448	448
Total	$814	$579	$140	$107	$93	$2,149	$3,882

(1)	Purchase obligations are defined as purchase agreements that are enforceable and legally binding and that contain specified or determinable significant terms, including quantity, price and the approximate timing of the transaction. For purchase obligations subject to variable price and/or quantity provisions, an estimate of the price and/or quantity has been made. Examples of the Company’s purchase obligations include contracts to purchase raw materials, commitments to contract manufacturers, commitments for information technology and related services, advertising contracts, capital expenditure agreements, software acquisition and license commitments and service contracts. The raw material contracts included above are entered into during the regular course of business based on expectations of future purchases. Many of these raw material contracts are flexible to allow for changes in the Company’s business and related requirements. If such changes were to occur, the Company believes its exposure could differ from the amounts listed above. Any amounts reflected in the consolidated balance sheets as Accounts payable and accrued liabilities are excluded from the table above.
(2)	This amount represents expected payments through 2026. Based on the accounting rules for retirement and postretirement benefit plans, the liabilities reflected in the Company’s consolidated balance sheets differ from these expected future payments (see Notes to Consolidated Financial Statements).
(3)	The Company has a venture agreement with The Procter & Gamble Company (P&G) for the Company’s Glad® bags, wraps and containers business. As of June 30, 2016 and 2015, P&G had a 20% interest in the venture. The agreement with P&G will expire in January 2023, unless the parties decide on or prior to January 2018, to extend the term of the agreement for another 10 years. Upon termination of the agreement, the Company is required to purchase P&G’s interest for cash at fair value as established by predetermined valuation procedures. As of June 30, 2016, the estimated fair value of P&G’s interest was $448, of which $302 has been recognized and is reflected in Other liabilities in the Company’s June 30, 2016 Consolidated Balance Sheet. The difference between the estimated fair value and the amount recognized, and any future changes in the fair value of P&G’s interest, is charged to Cost of products sold on a straight-line basis over the remaining life of the agreement. The estimated fair value of P&G’s interest increased significantly in 2016 and may increase or decrease up until any such purchase by the Company of P&G’s interest. These changes will affect the amount of future charges to Cost of products sold. Refer to Notes to Consolidated Financial Statements for further details.

Off-Balance Sheet Arrangements

In conjunction with divestitures and other transactions, the Company may provide typical indemnifications (e.g., indemnifications for representations and warranties and retention of previously existing environmental, tax and employee liabilities) that have terms that vary in duration and in the potential amount of the total obligation and, in many circumstances, are not explicitly defined. The Company has not made, nor does it believe that it is probable that it will make, any payments relating to its indemnifications, and believes that any reasonably possible payments would not have a material adverse effect, individually or in the aggregate, on the Company’s consolidated financial statements taken as a whole.

The Company had not recorded any liabilities on the aforementioned indemnifications as of June 30, 2016 and 2015.

As of June 30, 2016 and 2015, the Company was a party to letters of credit of $10 and $11, respectively, both primarily related to one of its insurance carriers, of which $0 had been drawn upon.

CONTINGENCIES

A summary of contingencies is contained in Note 12 of Notes to Consolidated Financial Statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a multinational company, the Company is exposed to the impact of foreign currency fluctuations, changes in commodity prices, interest-rate risk and other types of market risk.

In the normal course of business, where available at a reasonable cost, the Company manages its exposure to market risk using contractual agreements and a variety of derivative instruments. The Company’s objective in managing its exposure to market risk is to limit the impact of fluctuations on earnings and cash flow through the use of swaps, forward purchases and futures contracts. Derivative contracts are entered into for non-trading purposes with major credit-worthy institutions, thereby decreasing the risk of credit loss.

The Company uses different methodologies, when necessary, to estimate the fair value of its derivative contracts. The estimated fair values of the majority of the Company’s contracts are based on quoted market prices, traded exchange market prices or broker price quotations, and represent the estimated amounts that the Company would pay or receive to terminate the contracts.

Sensitivity Analysis for Derivative Contracts

For fiscal years 2016 and 2015, the Company’s exposure to market risk was estimated using sensitivity analyses, which illustrate the change in the fair value of a derivative financial instrument assuming hypothetical changes in foreign exchange rates, commodity prices or interest rates. The results of the sensitivity analyses for foreign currency derivative contracts, commodity derivative contracts and interest rate contracts are summarized below. Actual changes in foreign exchange rates, commodity prices or interest rates may differ from the hypothetical changes, and any changes in the fair value of the contracts, real or hypothetical, would be partly to fully offset by an inverse change in the value of the underlying hedged items.

The changes in the fair value of derivatives are recorded as either assets or liabilities in the consolidated balance sheets with an offset to net earnings or Other comprehensive income (loss), depending on whether or not, for accounting purposes, the derivative is designated and qualified as a cash flow hedge. During the fiscal years ended June 30, 2016, 2015 and 2014, the Company had no hedging instruments designated as fair value hedges. In the event the Company has contracts not designated as hedges for accounting purposes, the Company recognizes the changes in the fair value of these contracts in the consolidated statement of earnings.

Foreign Currency Risk

The Company seeks to minimize the impact of certain foreign currency fluctuations by hedging transactional exposures with foreign currency forward contracts. Based on a hypothetical decrease of 10% in the value of the U.S. dollar as of June 30, 2016 and June 30, 2015, the estimated fair value of the Company’s then-existing foreign currency derivative contracts would decrease by $9 and $12, respectively, with the corresponding impact included in Accumulated other comprehensive income (loss). Based on a hypothetical increase of 10% in the value of the U.S. dollar as of June 30, 2016 and June 30, 2015, the estimated fair value of the Company’s then-existing foreign currency derivative contracts would increase by $7 and $10, respectively, with the corresponding impact included in Accumulated other comprehensive income (loss).

Commodity Price Risk

The Company is exposed to changes in the price of commodities used as raw materials in the manufacturing of its products. The Company uses various strategies to manage cost exposures on certain raw material purchases with the objective of obtaining more predictable costs for these commodities, including long-term commodity purchase contracts and commodity derivative contracts, where available at a reasonable cost. During fiscal years 2016 and 2015, the Company’s raw materials exposures pertaining to derivative contracts existed with jet fuel and soybean oil. Based on a hypothetical decrease or increase of 10% in these commodity prices as of June 30, 2016, and June 30, 2015, the estimated fair value of the Company’s then-existing commodity derivative contracts would decrease or increase by $3 and $4, respectively, with the corresponding impact included in Accumulated other comprehensive income (loss).

Interest Rate Risk

The Company is exposed to interest rate volatility with regard to existing short-term borrowings, primarily commercial paper, and anticipated future issuances of long-term debt. Weighted average interest rates for commercial paper borrowings have been less than 1% during fiscal years 2016 and 2015. Assuming average variable rate debt levels during fiscal years 2016 and 2015, a 100 basis point increase in interest rates would increase interest expense from commercial paper by approximately $4 and $1, respectively. Assuming average variable rate debt levels in fiscal years 2016 and 2015, a decrease in interest rates to zero percent would decrease interest expense from commercial paper by $3 and $1, respectively.

The Company is also exposed to interest rate volatility with regard to anticipated future issuances of debt. Primary exposures include movements in U.S. Treasury rates. The Company used interest rate forward contracts to reduce interest rate volatility on fixed rate long-term debt during fiscal year 2015, but had no interest rate forward contract positions during fiscal year 2016, and no outstanding contracts as of June 30, 2016.

RECENTLY ISSUED ACCOUNTING STANDARDS

The Company plans to adopt Accounting Standards Update (ASU) No. 2016-09, “Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting,” in the first quarter of fiscal year 2017. While the actual benefit realized may vary significantly given the inherent uncertainty in predicting future share-based transactions, the Company currently estimates that the adoption will result in approximately a 4 percentage point benefit to the Company’s historical effective tax rate of 34% to 35% for fiscal year 2017. A summary of all recently issued accounting standards, including ASU 2016-09, is contained in Note 1 of Notes to Consolidated Financial Statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The methods, estimates, and judgments the Company uses in applying its most critical accounting policies have a significant impact on the results the Company reports in its consolidated financial statements. Specific areas requiring the application of management’s estimates and judgment include, among others, assumptions pertaining to accruals for consumer and trade-promotion programs, stock-based compensation costs, pension and post-employment benefit costs, future cash flows associated with impairment testing of goodwill and other long-lived assets, credit worthiness of customers, uncertain tax positions, tax valuation allowances and legal, environmental and insurance matters. Accordingly, a different financial presentation could result depending on the judgments, estimates or assumptions that are used. The most critical accounting policies and estimates are those that are most important to the portrayal of the Company’s financial condition and results, and require the Company to make the most difficult and subjective judgments, often estimating the outcome of future events that are inherently uncertain. The Company’s most critical accounting policies and estimates are related to: revenue recognition; valuation of goodwill and intangible assets; employee benefits, including estimates related to stock-based compensation and retirement income plans; and income taxes. The Company’s critical accounting policies and estimates have been reviewed with the Audit Committee of the Board of Directors. A summary of the Company’s significant accounting policies and estimates is contained in Note 1 of Notes to Consolidated Financial Statements.

Revenue Recognition

Sales are recognized as revenue when the risk of loss and title pass to the customer and when all of the following have occurred: a firm sales arrangement exists, pricing is fixed or determinable and collection is reasonably assured. Sales are recorded net of allowances for trade promotions, coupons, returns and other discounts. The Company routinely commits to one-time or ongoing trade-promotion programs with customers. Programs include shelf-price reductions, end-of-aisle or in-store displays of the Company’s products and graphics and other trade-promotion activities conducted by the customer. Costs related to these programs are recorded as a reduction of sales. The Company’s trade promotion accruals are primarily based on estimated volume and incorporate historical sales and spending trends by customer and category. The determination of these estimated accruals requires judgment and may change in the future as a result of changes in customer promotion participation, particularly for new programs and for programs related to the introduction of new products. Final determination of the total cost of a promotion is dependent upon customers providing information about proof of performance and other information related to the promotional event. This process of analyzing and settling trade-promotion programs with customers could impact the Company’s results of operations and trade promotion accruals depending on how actual results of the programs compare to original estimates. If the Company’s trade promotion accrual estimates as of June 30, 2016 were to differ by 10%, the impact on net sales would be approximately $11.

Goodwill and Other Intangible Assets

The Company tests its goodwill and other indefinite-lived intangible assets for impairment annually in the fiscal fourth quarter unless there are indications during a different interim period that these assets may have become impaired.

Goodwill

Consistent with fiscal year 2015, the Company’s reporting units for goodwill impairment testing purposes are its domestic Strategic Business Units (SBUs), Canada, Latin America and AMEA (Asia, Middle East, Europe and Australia, New Zealand, and South Africa). These reporting units are components of the Company’s business that are either operating segments or one level below an operating segment and for which discrete financial information is available that is reviewed by the managers of the respective operating segments. No instances of impairment were identified during the fiscal year 2016 annual impairment review. All of the Company’s reporting units had fair values that exceeded recorded values. However, future changes in the judgments, assumptions and estimates that are used in the impairment testing for goodwill and indefinite-lived intangible assets as described below could result in significantly different estimates of the fair values.

In its evaluation of goodwill impairment, the Company has the option to first assess qualitative factors such as maturity and stability of the reporting unit, magnitude of excess fair value over carrying value from the prior year’s impairment testing, other reporting unit operating results as well as new events and circumstances impacting the operations at the reporting unit level. If the result of a qualitative test indicates a potential for impairment, a quantitative test is performed. The quantitative test is a two-step process. In the first step, the Company compares the estimated fair value of each reporting unit to its carrying value. In all instances, the estimated fair value exceeded the carrying value of the reporting unit. Had the estimated fair value of any reporting unit been less than its carrying value, the Company would have performed a second step to determine the implied fair value of the reporting unit’s goodwill. If the carrying amount of a reporting unit’s goodwill had exceeded its implied fair value, an impairment charge would have been recorded for the difference between the carrying amount and the implied fair value of the reporting unit’s goodwill.

To determine the fair value of a reporting unit as part of its quantitative test, the Company uses a discounted cash flow (DCF) approach, as it believes that this approach is the most reliable indicator of the fair value of its businesses and the fair value of their future earnings and cash flows. Under this approach, the Company estimates the future cash flows of each reporting unit and discounts these cash flows at a rate of return that reflects their relative risk. The cash flows used in the DCF are consistent with those the Company uses in its internal planning, which gives consideration to actual business trends experienced, and the broader business strategy for the long term. The other key estimates and factors used in the DCF include, but are not limited to, future sales volumes, revenue and expense growth rates, changes in working capital, foreign exchange rates, currency devaluation, inflation and a perpetuity growth rate. Changes in such estimates or the application of alternative assumptions could produce different results.

Trademarks and Other Indefinite-Lived Intangible Assets

For trademarks and other intangible assets with indefinite lives, the Company performs a quantitative analysis to test for impairment. When a quantitative test is performed, the estimated fair value of an asset is compared to its carrying amount. If the carrying amount of such asset exceeds its estimated fair value, an impairment charge is recorded for the difference between the carrying amount and the estimated fair value. The Company uses the income approach to estimate the fair value of its trademarks and other intangible assets with indefinite lives. This approach requires significant judgments in determining both the assets’ estimated cash flows as well as the appropriate discount and foreign exchange rates applied to those cash flows to determine fair value. Changes in such estimates or the use of alternative assumptions could produce different results.

During fiscal year 2016, the Company recognized $9 of intangible asset impairment charges, of which $6 related to the Aplicare® trademark within the Cleaning segment. The Aplicare® trademark impairment was recognized based on the anticipated impact on future results from a competitive market entrant. No instances of impairment were identified as a result of the Company’s fourth quarter annual impairment review.

Finite-Lived Intangible Assets

Finite-lived intangible assets are reviewed for possible impairment whenever events or changes in circumstances occur that indicate that the carrying amount of an asset (or asset group) may not be recoverable. The Company’s impairment review requires significant management judgment, including estimating the future success of product lines, future sales volumes, revenue and expense growth rates, alternative uses for the assets and estimated proceeds from the disposal of the assets. The Company reviews business plans for possible impairment indicators. Impairment occurs when the carrying amount of the asset (or asset group) exceeds its estimated future undiscounted cash flows and the impairment is viewed as other than temporary. When impairment is indicated, an impairment charge is recorded for the difference between the asset’s carrying value and its estimated fair value. Depending on the asset, estimated fair value may be determined either by use of a DCF model or by reference to estimated selling values of assets in similar condition. The use of different assumptions would increase or decrease the estimated fair value of assets and would increase or decrease any impairment measurement.

Employee Benefits

The Company’s critical accounting policies and estimates in this area relate to its stock-based compensation and retirement income programs.

Stock-based Compensation

The Company grants various nonqualified stock-based compensation awards to eligible employees, including stock options, performance units and restricted stock. The stock-based compensation expense and related income tax benefit recognized in the consolidated statement of earnings in fiscal year 2016 were $45 and $17, respectively. As of June 30, 2016, there was $53 of unrecognized compensation costs related to non-vested stock options, restricted stock and performance unit awards, which are expected to be recognized over a weighted average remaining vesting period of one year. The Company estimates the fair value of each stock option award on the date of grant using the Black-Scholes valuation model, which requires management to make estimates regarding expected option life, stock price volatility and other assumptions. Groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The total number of stock options expected to vest is adjusted by actual and estimated forfeitures. Changes to the actual and estimated forfeitures will result in a cumulative catch-up adjustment in the period of change.

The use of different assumptions in the Black-Scholes valuation model could lead to a different estimate of the fair value of each stock option. The expected volatility is based on implied volatility from publicly traded options on the Company’s stock at the date of grant, historical implied volatility of the Company’s publicly traded options and other factors. If the Company’s assumption for the volatility rate is increased by one percentage point, the fair value of options granted in fiscal year 2016 would have increased by $1. The expected life of the stock options is based on observed historical exercise patterns. If the Company’s assumption for the expected life is increased by one year, the fair value of options granted in fiscal year 2016 would have increased by less than $1.

The Company’s performance unit grants provide for the issuance of common stock to certain managerial staff and executive management if the Company achieves specified performance targets. The performance period is three years and the payout determination is made at the end of the three-year performance period. The fair value of each grant issued is estimated on the date of grant based on the current market price of the stock. The total amount of compensation expense recognized reflects estimated forfeiture rates and the initial assumption that performance goals will be achieved. Compensation expense is adjusted based on management’s assessment of the probability that performance goals will be achieved. If such goals are not met or it is determined that achievement of performance goals is not probable, previously recognized compensation expense is trued up in the current period to reflect the expected payout level. Actual results could materially differ from previous estimates. If it is determined that the performance goals will be exceeded, additional compensation expense is recognized, subject to a cap of 150% of target.

Retirement Income Plans

The determination of net periodic pension cost is based on actuarial assumptions including a discount rate to reflect the time value of money, the long-term rate of return on plan assets, employee compensation rates and demographic assumptions to determine the probability and timing of benefit payments. The selection of assumptions is based on historical trends and known economic and market conditions at the time of valuation. The expected long-term rate of return assumption is based on an analysis of historical experience of the portfolio and the summation of prospective returns for each asset class in proportion to the fund’s current asset allocation. The actual net periodic pension cost could differ from the expected results because actuarial assumptions and estimates are used. In the calculation of pension expense related to domestic plans for 2016, the Company used a beginning-of-year discount rate assumption of 4.2% and a long-term rate of return on plan assets assumption of 4.3%. The use of a different discount rate or long-term rate of return on domestic plan assets can significantly impact pension expense. For example, as of June 30, 2016, a decrease of 100 basis points in the discount rate would increase the domestic retirement income plans’ pension liability by approximately $63, and decrease fiscal year 2016 domestic retirement income plans’ pension expense by $2. A 100 basis point decrease in the long-term rate of return on plan assets would increase fiscal year 2016 domestic retirement income plans’ pension expense by $4. At the end of fiscal year 2016, the long-term rate of return is assumed to be 4.7% for the domestic plan assets. This change is a result of the change in the plan’s target investment allocation. The Company also has defined benefit pension plans for eligible international employees, including Canadian employees, and different assumptions are used in the determination of pension expense for those plans, as appropriate. See Notes to Consolidated Financial Statements for further discussion of pension and other retirement plan obligations.

Income Taxes

The Company’s effective tax rate is based on income by tax jurisdiction, statutory tax rates and tax planning opportunities available to the Company in the various jurisdictions in which the Company operates. Significant judgment is required in determining the Company’s effective tax rate and in evaluating its tax positions.

The Company maintains valuation allowances when it is likely that all or a portion of a deferred tax asset will not be realized. Changes in valuation allowances from period to period are included in the Company’s income tax provision in the period of change. In determining whether a valuation allowance is warranted, the Company takes into account such factors as prior earnings history, expected future earnings, unsettled circumstances that, if unfavorably resolved, would adversely affect the utilization of a deferred tax asset, statutory carry-back and carry-forward periods and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset. Valuation allowances maintained by the Company relate mostly to deferred tax assets arising from the Company’s currently anticipated inability to use net operating losses in certain foreign countries.

In addition to valuation allowances, the Company provides for uncertain tax positions when such tax positions do not meet certain recognition thresholds or measurement standards. Amounts for uncertain tax positions are adjusted in quarters when new information becomes available or when positions are effectively settled.

As of June 30, 2016, the liability recorded for uncertain tax positions, excluding associated interest and penalties, was approximately $37. Since audit outcomes and the timing of audit settlements are subject to significant uncertainty, liabilities for uncertain tax positions are excluded from the contractual obligations table (see Notes to Consolidated Financial Statements).

United States income taxes and foreign withholding taxes are not provided when foreign earnings are indefinitely reinvested. The Company determines whether its foreign subsidiaries will invest their undistributed earnings indefinitely and reassesses this determination on a periodic basis. A change to the Company’s determination may be warranted based on the Company’s experience as well as plans regarding future international operations and expected remittances. Changes in the Company’s determination would likely require an adjustment to the income tax provision in the quarter in which the determination is made.

SUMMARY OF NON-GAAP FINANCIAL MEASURES

The non-GAAP financial measures included in this MD&A and Exhibit 99.3 and the reasons management believes they are useful to investors are described below. These measures should be considered supplemental in nature and are not intended to be a substitute for the related financial information prepared in accordance with U.S. GAAP. In addition, these measures may not be the same as similarly named measures presented by other companies.

Free cash flow is calculated as net cash provided by continuing operations less capital expenditures related to continuing operations. The Company’s management uses this measure and free cash flow as a percentage of net sales to help assess the cash generation ability of the business and funds available for investing activities, such as acquisitions, investing in the business to drive growth and financing activities, including debt payments, dividend payments and share repurchases. Free cash flow does not represent cash available only for discretionary expenditures, since the Company has mandatory debt service requirements and other contractual and non-discretionary expenditures. Refer to “Free cash flow” and “Free cash flow as a percentage of net sales” above for a reconciliation of these non-GAAP measures.

EBIT represents earnings from continuing operations before income taxes, interest income and interest expense. EBIT margin is the ratio of EBIT to net sales. The company's management believes these measures provide useful additional information to investors about trends in the company's operations and are useful for period-over-period comparisons.

Currency-neutral net sales growth represents U.S. GAAP net sales growth excluding the impact of the change in foreign currency exchange rates. The Company’s management believes these measures provide useful additional information to investors about changes in the Company’s core business operations without the unpredictability and volatility of currency fluctuations. The following table presents the currency-neutral net sales growth reconciliation for fiscal year 2016:

2016
Net sales growth – GAAP	2%
Less: foreign exchange impact	(3)
Currency-neutral net sales growth – non-GAAP	5%

Economic profit (EP) is defined by the Company as earnings from continuing operations before income taxes, excluding noncash U.S. GAAP restructuring and intangible asset impairment costs, and interest expense; less an amount of tax based on the effective tax rate and less a charge equal to average capital employed multiplied by a cost of capital rate. EP is a key financial metric the Company’s management uses to evaluate business performance and allocate resources, and is a component in determining employee incentive compensation. The Company’s management believes EP provides additional perspective to investors about financial returns generated by the business and represents profit generated over and above the cost of capital used by the business to generate that profit. Refer to Exhibit 99.3 for a reconciliation of EP to earnings from continuing operations before income taxes.

CAUTIONARY STATEMENT

This Annual Report on Form 10-K (this Report), including the exhibits hereto and the information incorporated by reference herein, contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such forward-looking statements involve risks and uncertainties. Except for historical information, statements about future volume, sales, foreign currencies, costs, cost savings, margin, earnings, earnings per share, diluted earnings per share, foreign currency exchange rates, cash flows, plans, objectives, expectations, growth or profitability, are forward-looking statements based on management’s estimates, assumptions and projections. Words such as “could,” “may,” “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “predicts” and variations on such words, and similar expressions that reflect our current views with respect to future events and operational and financial performance, are intended to identify such forward-looking statements. These forward-looking statements are only predictions, subject to risks and uncertainties, and actual results could differ materially from those discussed. Important factors that could affect performance and cause results to differ materially from management’s expectations are described in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this Report, as updated from time to time in the Company’s Securities and Exchange Commission filings. These factors include, but are not limited to:

●	intense competition in the Company’s markets;
●	worldwide, regional and local economic conditions and financial market volatility;
●	the ability of the Company to drive sales growth, increase price and market share, grow its product categories and achieve favorable product and geographic mix;
●	volatility and increases in commodity costs such as resin, sodium hypochlorite and agricultural commodities, and increases in energy, transportation or other costs;
●	dependence on key customers and risks related to customer consolidation and ordering patterns;
●

risks related to reliance on information technology systems, including potential security breaches, cyber-attacks, privacy breaches or data breaches that result in the unauthorized disclosure of consumer, customer, employee or Company information, or service interruptions;

●	costs resulting from government regulations;
●	the ability of the Company to successfully manage global political, legal, tax and regulatory risks, including changes in regulatory or administrative activity;
●

risks related to international operations, including political instability; government-imposed price controls or other regulations; foreign currency exchange rate controls, including periodic changes in such controls, fluctuations and devaluations; labor claims, labor unrest and inflationary pressures, particularly in Argentina; and potential harm and liabilities from the use, storage and transportation of chlorine in certain international markets where chlorine is used in the production of bleach; and the possibility of nationalization, expropriation of assets or other government action;

●	risks relating to acquisitions, new ventures and divestitures, and associated costs, including the potential for asset impairment charges related to, among others, intangible assets and goodwill;
●	the ability of the Company to develop and introduce commercially successful products;
●	supply disruptions and other risks inherent in reliance on a limited base of suppliers;
●	the impact of product liability claims, labor claims and other legal proceedings, including in foreign jurisdictions
●	the success of the Company’s business strategies;
●	the ability of the Company to implement and generate anticipated cost savings and efficiencies;
●	the Company’s ability to attract and retain key personnel;
●	the Company’s ability to maintain its business reputation and the reputation of its brands;
●	environmental matters, including costs associated with the remediation of past contamination and the handling and/or transportation of hazardous substances;
●	the impact of natural disasters, terrorism and other events beyond the Company’s control;
●	the Company’s ability to maximize, assert and defend its intellectual property rights;
●	any infringement or claimed infringement by the Company of third-party intellectual property rights;

●

risks related to the potential increase in the Company’s purchase price for P&G’s interest in the Glad® business and the impact from the decision on whether or not to extend the term of the related agreement with P&G;

●	the effect of the Company’s indebtedness and credit rating on its business operations and financial results;
●	risks related to the Company’s discontinuation of operations in Venezuela;
●	the Company’s ability to pay and declare dividends or repurchase its stock in the future;
●	the Company’s ability to maintain an effective system of internal controls, including after completing acquisitions;
●	uncertainties relating to tax positions, tax disputes and changes in the Company’s tax rate;
●	the accuracy of the Company’s estimates and assumptions on which its earnings guidance is based; and
●	the impacts of potential stockholder activism.

The Company’s forward-looking statements in this Report are based on management’s current views and assumptions regarding future events and speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by the federal securities laws.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed under the supervision of its Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting in accordance with accounting principles generally accepted in the United States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management evaluated the effectiveness of the Company’s internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework published in 2013. Management, under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting at June 30, 2015, and concluded that it is effective.

Management has excluded Renew Life from its assessment of internal control over financial reporting as of June 30, 2016 because Renew Life was acquired by the Company on May 2, 2016. The acquired business’ internal control over financial reporting and related processes have not been integrated into the Company’s existing systems and internal control over financial reporting, and have been excluded from management’s assessment of the effectiveness of internal control over financial reporting as of June 30, 2016. Renew Life, which is included in the June 30, 2016 consolidated financial statements, constitutes $344 and $284 of total and net assets, respectively, as of June 30, 2016 and $21 and $(6) of net sales and net earnings, respectively, for the year then ended.

The Company’s independent registered public accounting firm, Ernst & Young LLP, has audited the effectiveness of the Company’s internal control over financial reporting as of June 30, 2016.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of The Clorox Company

We have audited the accompanying consolidated balance sheets of The Clorox Company as of June 30, 2016 and 2015, and the related consolidated statements of earnings, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended June 30, 2016. Our audits also included the financial statement schedule in Exhibit 99.2. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Clorox Company at June 30, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2016, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Clorox Company’s internal control over financial reporting as of June 30, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated August 16, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Francisco, CA
August 16, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of The Clorox Company

We have audited The Clorox Company’s internal control over financial reporting as of June 30, 2016, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). The Clorox Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management’s Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Renew Life, which is included in the June 30, 2016 consolidated financial statements of The Clorox Company and constituted $344 and $284 of total and net assets, respectively, as of June 30, 2016 and $21 and $(6) of net sales and net earnings, respectively, for the year then ended. Our audit of internal control over financial reporting of The Clorox Company also did not include an evaluation of the internal control over financial reporting of Renew Life.

In our opinion, The Clorox Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of June 30, 2016 and 2015, and the related consolidated statements of earnings, comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended June 30, 2016 of The Clorox Company and our report dated August 16, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Francisco, CA
August 16, 2016

CONSOLIDATED STATEMENTS OF EARNINGS
The Clorox Company

Years ended June 30

Dollars in millions, except share and per share data	2016	2015	2014
Net sales	$5,761	$5,655	$5,514
Cost of products sold	3,163	3,190	3,158
Gross profit	2,598	2,465	2,356

Selling and administrative expenses	806	798	751
Advertising costs	587	523	503
Research and development costs	141	136	125
Interest expense	88	100	103
Other (income) expense, net	(7)	(13)	(10)
Earnings from continuing operations before income taxes	983	921	884
Income taxes on continuing operations	335	315	305
Earnings from continuing operations	648	606	579
Losses from discontinued operations, net of tax	-	(26)	(21)
Net earnings	$648	$580	$558

Net earnings (losses) per share
Basic
Continuing operations	$5.01	$4.65	$4.47
Discontinued operations	-	(0.20)	(0.16)
Basic net earnings per share	$5.01	$4.45	$4.31

Diluted
Continuing operations	$4.92	$4.57	$4.39
Discontinued operations	-	(0.20)	(0.16)
Diluted net earnings per share	$4.92	$4.37	$4.23

Weighted average shares outstanding (in thousands)
Basic	129,472	130,310	129,558
Diluted	131,717	132,776	131,742

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
The Clorox Company

Years ended June 30

Dollars in millions	2016	2015	2014
Earnings from continuing operations	$648	$606	$579
Losses from discontinued operations, net of tax	-	(26)	(21)
Net earnings	648	580	558
Other comprehensive (losses) income:
Foreign currency adjustments, net of tax	(53)	(54)	(37)
Net unrealized gains (losses) on derivatives, net of tax	9	(14)	(9)
Pension and postretirement benefit adjustments, net of tax	(24)	(17)	(4)
Total other comprehensive (losses) income, net of tax	(68)	(85)	(50)
Comprehensive income	$580	$495	$508

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
The Clorox Company

As of June 30

Dollars in millions, except share and per share data	2016	2015
ASSETS
Current assets
Cash and cash equivalents	$401	$382
Receivables, net	569	519
Inventories, net	443	385
Other current assets	72	143
Total current assets	1,485	1,429
Property, plant and equipment, net	906	918
Goodwill	1,197	1,067
Trademarks, net	657	535
Other intangible assets, net	78	50
Other assets	195	165
Total assets	$4,518	$4,164

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Notes and loans payable	$523	$95
Current maturities of long-term debt	-	300
Accounts payable and accrued liabilities	1,035	979
Income taxes payable	-	31
Total current liabilities	1,558	1,405
Long-term debt	1,797	1,796
Other liabilities	784	750
Deferred income taxes	82	95
Total liabilities	4,221	4,046

Commitments and contingencies

Stockholders’ equity
Preferred stock: $1.00 par value; 5,000,000 shares authorized; none
issued or outstanding	-	-
Common stock: $1.00 par value; 750,000,000 shares authorized; 158,741,461 shares issued as of June 30, 2016 and 2015; and 129,355,263 and 128,614,310
shares outstanding as of June 30, 2016 and 2015, respectively	159	159
Additional paid-in capital	868	775
Retained earnings	2,163	1,923
Treasury shares, at cost: 29,386,198 and 30,127,151 shares
as of June 30, 2016 and 2015, respectively	(2,323)	(2,237)
Accumulated other comprehensive net (losses) income	(570)	(502)
Stockholders’ equity	297	118
Total liabilities and stockholders’ equity	$4,518	$4,164

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
The Clorox Company

	Common Stock		Additional Paid-in Capital		Treasury Shares		Accumulated Other Comprehensive Net (Losses) Income
Dollars in millions	Shares (000)	Amount		Retained Earnings	Shares (000)	Amount		Total
Balance as of June 30, 2013	158,741	$159	$661	$1,561	(28,375)	$(1,868)	$(367)	$146
Net earnings				558				558
Other comprehensive loss							(50)	(50)
Accrued dividends				(374)				(374)
Stock-based compensation			36					36
Other employee stock plan activities			12	(6)	1,476	92		98
Treasury stock purchased					(3,046)	(260)		(260)
Balance as of June 30, 2014	158,741	159	709	1,739	(29,945)	(2,036)	(417)	154
Net earnings				580				580
Other comprehensive loss							(85)	(85)
Accrued dividends				(391)				(391)
Stock-based compensation			32					32
Other employee stock plan activities			34	(5)	(4,198)	233		262
Treasury stock purchased					4,016	(434)		(434)
Balance as of June 30, 2015	158,741	159	775	1,923	(30,127)	(2,237)	(502)	118
Net earnings				648				648
Other comprehensive loss							(68)	(68)
Accrued dividends				(406)				(406)
Stock-based compensation			45					45
Other employee stock plan activities			48	(2)	2,892	168		214
Treasury stock purchased					(2,151)	(254)		(254)
Balance as of June 30, 2016	158,741	$159	$868	$2,163	(29,386)	$(2,323)	$(570)	$297

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
The Clorox Company

Years ended June 30

Dollars in millions	2016	2015	2014
Operating activities:
Net earnings	$648	$580	$558
Deduct: Losses from discontinued operations, net of tax	-	(26)	(21)
Earnings from continuing operations	648	606	579
Adjustments to reconcile earnings from continuing operations to net cash provided by continuing operations:
Depreciation and amortization	165	169	177
Stock-based compensation	45	32	36
Deferred income taxes	5	(16)	(21)
Settlement of interest rate forward contracts	-	(25)	-
Other	1	(17)	6
Changes in:
Receivables, net	(52)	6	20
Inventories, net	(45)	(25)	1
Other current assets	6	6	5
Accounts payable and accrued liabilities	57	93	(12)
Income taxes payable	(62)	29	(5)
Net cash provided by continuing operations	768	858	786
Net cash provided by (used for) discontinued operations	10	16	(19)
Net cash provided by operations	778	874	767

Investing activities:
Capital expenditures	(172)	(125)	(137)
Business acquired, net of cash acquired	(290)	-	-
Other	32	19	-
Net cash used for investing activities from continuing operations	(430)	(106)	(137)
Net cash used for investing activities by discontinued operations	-	-	(1)
Net cash used for investing activities	(430)	(106)	(138)

Financing activities:
Notes and loans payable, net	426	(48)	(60)
Long-term debt borrowings, net of issuance costs	-	495	-
Long-term debt repayments	(300)	(575)	-
Treasury stock purchased	(254)	(434)	(260)
Cash dividends paid	(398)	(385)	(368)
Issuance of common stock for employee stock plans and other	210	251	96
Net cash used for financing activities	(316)	(696)	(592)
Effect of exchange rate changes on cash and cash equivalents	(13)	(19)	(7)
Net increase in cash and cash equivalents	19	53	30
Cash and cash equivalents:
Beginning of year	382	329	299
End of year	$401	$382	$329

Supplemental cash flow information:
Interest paid	$79	$104	$76
Income taxes paid, net of refunds	323	236	312
Noncash financing activities:
Cash dividends declared and accrued, but not paid	104	99	95

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Clorox Company
(Dollars in millions, except share and per share data)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Basis of Presentation

The Company is principally engaged in the production, marketing and sales of consumer products through mass retail outlets and grocery, e-commerce channels, wholesale distributors and medical supply distributors. The consolidated financial statements include the statements of the Company and its wholly owned and controlled subsidiaries. All significant intercompany transactions and accounts were eliminated in consolidation. Certain prior year reclassifications were made in the consolidated financial statements and related notes to the consolidated financial statements to conform to the current year presentation.

Effective September 22, 2014, the Company’s Venezuela affiliate, Corporación Clorox de Venezuela S.A. (Clorox Venezuela), discontinued its operations. Consequently, the Company presents the financial results of Clorox Venezuela as a discontinued operation in the consolidated financial statements for all periods presented herein.

Use of Estimates

The preparation of these consolidated financial statements in conformity with generally accepted accounting principles in the United States of America (U.S. GAAP) requires management to reach opinions as to estimates and assumptions that affect reported amounts and related disclosures. Specific areas requiring management’s opinion on estimates and judgments include assumptions pertaining to accruals for consumer and trade-promotion programs, stock-based compensation costs, pension and post-employment benefit costs, future cash flows associated with impairment testing of goodwill and other long-lived assets, the credit worthiness of customers, uncertain tax positions, tax valuation allowances and legal, environmental and insurance matters. Actual results could materially differ from estimates and assumptions made.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid instruments, time deposits and money market funds with an initial maturity at purchase of three months or less. The fair value of cash and cash equivalents approximates the carrying amount.

The Company’s cash position includes amounts held by foreign subsidiaries and, as a result, the repatriation of certain cash balances from some of the Company’s foreign subsidiaries could result in additional tax costs in the United States and in certain foreign jurisdictions. However, these cash balances are generally available without legal restriction to fund local business operations. In addition, a portion of the Company’s cash balance is held in U.S. dollars by foreign subsidiaries, whose functional currency is their local currency. Such U.S. dollar balances are reported on the foreign subsidiaries’ books, in their functional currency, with the impact from foreign currency exchange rate differences recorded in Other (income) expense, net. The Company’s cash holdings were as follows as of June 30:

	2016	2015
U.S. dollar balances held by U.S. dollar functional currency subsidiaries and at parent	$249	$221
Non-U.S. dollar balances held by non-U.S. dollar functional currency subsidiaries	133	142
U.S. dollar balances held by non-U.S. dollar functional currency subsidiaries	19	19
Non-U.S. dollar balances held by U.S. dollar functional currency subsidiaries	-	-
Total	$401	$382

As of June 30, 2016 and 2015, the Company had $4 and $3 of restricted cash, respectively, which is primarily related to fiscal year 2012 acquisitions. Restricted cash was included in Other assets as of June 30, 2016 and in Other current assets as of June 30, 2015.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventories

Inventories are stated at the lower of cost or market. When necessary, the Company provides allowances to adjust the carrying value of its inventory to the lower of cost or market, including any costs to sell or dispose. Appropriate consideration is given to obsolescence, excessive inventory levels, product deterioration and other factors in evaluating net realizable value for the purposes of determining the lower of cost or market.

Property, Plant and Equipment and Finite-Lived Intangible Assets

Property, plant and equipment and finite-lived intangible assets are stated at cost. Depreciation and amortization expense are calculated by the straight-line method using the estimated useful lives or lives determined by lease contracts for the related assets. The table below provides estimated useful lives of property, plant and equipment by asset classification.

Estimated Useful Lives
Buildings and leasehold improvements	10 - 40 years
Land improvements	10 - 30 years
Machinery and equipment	3 - 15 years
Computer equipment	3 - 5 years
Capitalized software costs	3 - 7 years

Property, plant and equipment and finite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances occur that indicate that the carrying amount of an asset (or asset group) may not be fully recoverable. The risk of impairment is initially assessed based on an estimate of the undiscounted cash flows at the lowest level for which identifiable cash flows exist. Impairment occurs when the carrying value of the asset exceeds the estimated future undiscounted cash flows generated by the asset. When impairment is indicated, an impairment charge is recorded for the difference between the carrying value of the asset and its estimated fair market value. Depending on the asset, estimated fair market value may be determined either by use of a discounted cash flow model or by reference to estimated selling values of assets in similar condition.

Capitalization of Software Costs

The Company capitalizes certain qualifying costs incurred in the acquisition and development of software for internal use, including the costs of the software, materials, consultants, interest and payroll and payroll-related costs for employees during the application development stage. Internal and external costs incurred during the preliminary project stage and post implementation-operation stage, mainly training and maintenance costs, are expensed as incurred. Once the application is substantially complete and ready for its intended use, qualifying costs are amortized on a straight-line basis over the software’s estimated useful life.

Impairment Review of Goodwill and Indefinite-Lived Intangible Assets

The Company tests its goodwill, trademarks with indefinite lives and other indefinite-lived intangible assets annually for impairment in the fiscal fourth quarter unless there are indications during a different interim period that these assets may have become impaired.

With respect to goodwill, the Company has the option to first assess qualitative factors such as maturity and stability of the reporting unit, magnitude of excess fair value over carrying value from the prior year’s impairment testing, other reporting unit specific operating results as well as new events and circumstances impacting the operations at the reporting unit level. If the result of a qualitative test indicates a potential for impairment of a reporting unit, a quantitative test is performed. The quantitative test is a two-step process. In the first step, the Company compares the estimated fair value of the reporting unit to its carrying value. In all instances, the estimated fair value exceeded the carrying value of the reporting unit. Had the estimated fair value of any reporting unit been less than its carrying value, the Company would have performed a second step to determine the implied fair value of the reporting unit’s goodwill. If the carrying amount of a reporting unit’s goodwill had exceeded its implied fair value, an impairment charge would have been recorded for the difference between the carrying amount and the implied fair value of the reporting unit’s goodwill.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

To determine the fair value of a reporting unit as part of its quantitative test, the Company uses a discounted cash flow (DCF) approach, as it believes that this approach is the most reliable indicator of the fair value of its businesses and the fair value of their future earnings and cash flows. Under this approach, the Company estimates the future cash flows of each reporting unit and discounts these cash flows at a rate of return that reflects their relative risk. The cash flows used in the DCF are consistent with those the Company uses in its internal planning, which gives consideration to actual business trends experienced, and the broader business strategy for the long term. The other key estimates and factors used in the DCF include, but are not limited to, future sales volumes, revenue and expense growth rates, changes in working capital, foreign exchange rates, currency devaluation, inflation and a perpetuity growth rate. Changes in such estimates or the application of alternative assumptions could produce different results.

For trademarks and other intangible assets with indefinite lives, the Company performs a quantitative analysis to test for impairment. When a quantitative test is performed, the estimated fair value of an asset is compared to its carrying amount. If the carrying amount of such asset exceeds its estimated fair value, an impairment charge is recorded for the difference between the carrying amount and the estimated fair value. The Company uses the income approach to estimate the fair value of its trademarks and other intangible assets with indefinite lives. This approach requires significant judgments in determining both the assets’ estimated cash flows as well as the appropriate discount and foreign exchange rates applied to those cash flows to determine fair value. Changes in such estimates or the use of alternative assumptions could produce different results.

Stock-based Compensation

The Company grants various nonqualified stock-based compensation awards to eligible employees, including stock options and performance units.

For stock options, the Company estimates the fair value of each award on the date of grant using the Black-Scholes valuation model, which requires management to make estimates regarding expected option life, stock price volatility and other assumptions. Groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The Company estimates stock option forfeitures based on historical data for each employee grouping. The total number of stock options expected to vest is adjusted by actual and estimated forfeitures. Changes to the actual and estimated forfeitures will result in a cumulative catch-up adjustment in the period of change. Compensation expense is recorded by amortizing the grant date fair values on a straight-line basis over the vesting period, adjusted for estimated forfeitures.

The Company’s performance unit grants provide for the issuance of common stock to certain managerial staff and executive management if the Company achieves specified performance targets. The number of shares issued are dependent upon vesting and the achievement of specified performance targets. The performance period is three years and the payout determination is made at the end of the three-year performance period. Performance unit grants receive dividends earned during the vesting period upon vesting. The fair value of each grant issued is estimated on the date of grant based on the current market price of the stock. The total amount of compensation expense recognized reflects estimated forfeiture rates and the initial assumption that performance goals will be achieved. Compensation expense is adjusted based on management’s assessment of the probability that performance goals will be achieved. If such goals are not met or it is determined that achievement of performance goals is not probable, previously recognized compensation expense is trued up in the current period to reflect the expected payout level. If it is determined that the performance goals will be exceeded, additional compensation expense is recognized, subject to a cap of 150%.

Cash flows resulting from tax deductions in excess of the cumulative compensation cost recognized for stock-based payment arrangements (excess tax benefits) are primarily classified as financing cash inflows.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Employee Benefits

The Company accounts for its defined benefit retirement income and retirement health care plans using actuarial methods. These methods use an attribution approach that generally spreads “plan events” over the service lives or expected lifetime (for frozen plans) of plan participants. Examples of plan events are plan amendments and changes in actuarial assumptions such as the expected return on plan assets, discount rate, rate of compensation increase and certain employee-related factors, such as retirement age and mortality. The principle underlying the attribution approach is that employees render service over their employment period on a relatively “smooth” basis and, therefore, the statement of earnings effects of retirement income and retirement health care plans are recognized in the same pattern. One of the principal assumptions used in the net periodic benefit cost calculation is the expected return on plan assets. The required use of an expected return on plan assets may result in recognized pension expense or income that differs from the actual returns of those plan assets in any given year. Over time, however, the goal is for the expected long-term returns to approximate the actual returns and, therefore, the expectation is that the pattern of income and expense recognition should closely match the pattern of the services provided by the participants. The Company uses a market-related value method for calculating plan assets for purposes of determining the amortization of actuarial gains and losses. The differences between actual and expected returns are recognized in the net periodic benefit cost calculation over the average remaining service period or expected lifetime (for frozen plans) of the plan participants using the corridor approach. Under this approach, only actuarial gains (losses) that exceed 5% of the greater of the projected benefit obligation or the market-related value of assets are amortized to pension expense by the Company. In developing its expected return on plan assets, the Company considers the long-term actual returns relative to the mix of investments that comprise its plan assets and also develops estimates of future investment returns by considering external sources.

The Company recognizes an actuarial-based obligation at the onset of disability for certain benefits provided to individuals after employment, but before retirement, that include medical, dental, vision, life and other benefits.

Environmental Costs

The Company is involved in certain environmental remediation and ongoing compliance activities. Accruals for environmental matters are recorded on a site-by-site basis when it is probable that a liability has been incurred and based upon a reasonable estimate of the liability. The Company’s accruals reflect the anticipated participation of other potentially responsible parties in those instances where it is probable that such parties are legally responsible and financially capable of paying their respective shares of the relevant costs. These accruals are adjusted periodically as assessment and remediation efforts progress or as additional technical or legal information become available. Actual costs to be incurred at identified sites in future periods may vary from the estimates, given the inherent uncertainties in evaluating environmental exposures. The accrual for environmental matters is included in Accounts payable and accrued liabilities and Other liabilities in the Company’s consolidated balance sheets on an undiscounted basis due to uncertainty regarding the timing of future payments.

Revenue Recognition

Sales are recognized as revenue when the risk of loss and title pass to the customer and when all of the following have occurred: a firm sales arrangement exists, pricing is fixed or determinable and collection is reasonably assured. Sales are recorded net of allowances for trade promotions, coupons, returns and other discounts. The Company routinely commits to one-time or ongoing trade-promotion programs with customers and consumer coupon programs that require the Company to estimate and accrue the expected costs of such programs. Programs include shelf price reductions, end-of-aisle or in-store displays of the Company’s products and graphics and other trade-promotion activities conducted by the customer. Coupons are recognized as a liability when distributed based upon expected consumer redemptions. The Company maintains liabilities related to these programs for the estimated expenses incurred, but not paid, at the end of each period. Trade-promotion and coupon redemption costs are recorded as a reduction of sales.

The Company provides an allowance for doubtful accounts based on its historical experience and ongoing assessment of its customers’ credit risk. Receivables were presented net of an allowance for doubtful accounts of $5 and $4 as of June 30, 2016 and 2015, respectively. Receivables, net, included non-customer receivables of $9 and $12 as of June 30, 2016 and 2015, respectively.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cost of Products Sold

Cost of products sold represents the costs directly related to the manufacture and distribution of the Company’s products and primarily includes raw materials, packaging, contract manufacturing fees, shipping and handling, warehousing, package design, depreciation, amortization, direct and indirect labor and operating costs for the Company’s manufacturing and distribution facilities including salary, benefit costs and incentive compensation, and royalties and other charges related to the Company’s Glad® Venture Agreement (see Note 10).

Costs associated with developing and designing new packaging are expensed as incurred and include design, artwork, films and labeling. Expenses for fiscal years ended June 30, 2016, 2015 and 2014 were $11, $11 and $12, respectively, all of which were reflected in Cost of products sold or discontinued operations, as appropriate, in the consolidated statements of earnings.

Selling and Administrative Expenses

Selling and administrative expenses represent costs incurred by the Company in generating revenues and managing the business and include market research, commissions and certain administrative expenses. Administrative expenses include salary, benefits, incentive compensation, professional fees and services, software and licensing fees and other operating costs associated with the Company’s non-manufacturing, non-research and development staff, facilities and equipment.

Advertising and Research and Development Costs

The Company expenses advertising and research and development costs in the period incurred.

Income Taxes

The Company uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the anticipated future tax consequences attributable to differences between financial statement amounts and their respective tax basis. Management reviews the Company’s deferred tax assets to determine whether their value can be realized based upon available evidence. A valuation allowance is established when management believes that it is more likely than not that some portion of its deferred tax assets will not be realized. Changes in valuation allowances from period to period are included in the Company’s tax provision in the period of change. In addition to valuation allowances, the Company provides for uncertain tax positions when such tax positions do not meet certain recognition thresholds or measurement standards. Amounts for uncertain tax positions are adjusted in quarters when new information becomes available or when positions are effectively settled.

U.S. income tax expense and foreign withholding taxes are provided on unremitted foreign earnings that are not indefinitely reinvested at the time the earnings are generated. Where foreign earnings are indefinitely reinvested, no provision for U.S. income or foreign withholding taxes is made. When circumstances change and the Company determines that some or all of the undistributed earnings will be remitted in the foreseeable future, the Company accrues an expense in the current period for U.S. income taxes and foreign withholding taxes attributable to the anticipated remittance.

Foreign Currency Transactions and Translation

Local currencies are the functional currencies for substantially all of the Company’s foreign operations. When the transactional currency is different than the functional currency, transaction gains and losses are included as a component of Other (income) expense, net. In addition, certain assets and liabilities denominated in currencies different than a foreign subsidiary’s functional currency are reported on the subsidiary’s books in its functional currency, with the impact from exchange rate differences recorded in Other (income) expense, net. Assets and liabilities of foreign operations are translated into U.S. dollars using the exchange rates in effect at the balance sheet date, while income and expenses are translated at the average monthly exchange rates during the year.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Gains and losses on foreign currency translations are reported as a component of Other comprehensive income (loss). Deferred taxes are not provided on cumulative translation adjustments where the Company expects earnings of a foreign subsidiary to be indefinitely reinvested. The income tax effect of currency translation adjustments related to foreign subsidiaries and joint ventures for which earnings are not considered indefinitely reinvested is recorded as a component of deferred taxes with an offset to Other comprehensive income (loss).

Derivative Instruments

The Company’s use of derivative instruments, principally swaps, futures and forward contracts, is limited to non-trading purposes and is designed to partially manage exposure to changes in commodity prices, interest rates and foreign currencies. The Company’s contracts are hedges for transactions with notional amounts and periods consistent with the related exposures and do not constitute investments independent of these exposures.

The changes in the fair value (i.e., gains or losses) of a derivative instrument are recorded as either assets or liabilities in the consolidated balance sheets with an offset to net earnings or Other comprehensive income (loss) depending on whether, for accounting purposes, it has been designated and qualifies as an accounting hedge and, if so, on the type of hedging relationship. The criteria used to determine if hedge accounting treatment is appropriate are: (a) formal designation and documentation of the hedging relationship, the risk management objective and hedging strategy at hedge inception; (b) eligibility of hedged items, transactions and corresponding hedging instrument; and (c) effectiveness of the hedging relationship both at inception of the hedge and on an ongoing basis in achieving the hedging objectives. For those derivative instruments designated and qualifying as hedging instruments, the Company must designate the hedging instrument either as a fair value hedge or as a cash flow hedge. The Company designates its commodity forward and future contracts for forecasted purchases of raw materials, interest rate forward contracts for forecasted interest payments, and foreign currency forward contracts for forecasted purchases of inventory as cash flow hedges. During the fiscal years ended June 30, 2016, 2015 and 2014, the Company had no hedging instruments designated as fair value hedges.

For derivative instruments designated and qualifying as cash flow hedges, the effective portion of gains or losses is reported as a component of Other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. From time to time, the Company may have contracts not designated as hedges for accounting purposes, for which it recognizes changes in the fair value in the consolidated statement of earnings in the current period. Cash flows from hedging activities are classified as operating activities in the consolidated statements of cash flows.

Recently Issued Accounting Standards

In March 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-09, “Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting,” which simplifies several aspects of the accounting for share-based payment transactions, including requiring excess tax benefits and deficiencies to be recognized as income tax benefit or expense in the consolidated statement of earnings and excess tax benefits and deficiencies to be classified as an operating activity in the consolidated statement of cash flows. The new guidance is effective for the Company beginning in the first quarter of fiscal year 2018, with early adoption permitted. The Company is planning to adopt the standard in the first quarter of fiscal year 2017. While the actual benefit realized may vary significantly given the inherent uncertainty in predicting future share-based transactions, the Company currently estimates that the adoption will result in approximately a 4 percentage point benefit to the Company’s historical effective tax rate of 34% to 35% for fiscal year 2017.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842),” which requires lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Recognition, measurement and presentation will depend on classification as a finance or operating lease. ASU 2016-02 also requires expanded disclosures about leasing arrangements. The new guidance is effective for the Company beginning in the first quarter of fiscal year 2020, with early adoption permitted. The Company is currently evaluating the impact that adoption of this guidance will have on its consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes,” which requires all deferred tax liabilities and assets to be classified as noncurrent. The Company adopted the standard in the fourth quarter of fiscal year 2016 on a prospective basis as permitted. Prior period balances have not been retrospectively adjusted.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In April 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-03, “Simplifying the Presentation of Debt Issuance Cost,” which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The new guidance is effective for the Company beginning in the first quarter of fiscal year 2017, with early adoption permitted. The Company does not expect the adoption of this guidance will have a significant impact on its consolidated financial statements.

In February 2015, the FASB issued ASU No. 2015-02, “Amendments to the Consolidation Analysis,” which changes the guidance for evaluating whether to consolidate certain legal entities. The amendments modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities ("VIEs") or voting interest entities. The new guidance is effective for the Company beginning in the first quarter of fiscal year 2017, with early adoption permitted. The Company does not expect the adoption of this guidance will have a significant impact on its consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606),” which replaces most existing U.S. GAAP revenue recognition guidance and is intended to improve and converge with international standards the financial reporting requirements for revenue from contracts with customers. The core principle of ASU 2014-09 is that an entity should recognize revenue for the transfer of goods or services equal to the amount that it expects to be entitled to receive for those goods or services. ASU 2014-09 also requires additional disclosures about the nature, timing and uncertainty of revenue and cash flows arising from contracts with customers, including information about significant judgments and changes in judgments. The new guidance is effective for the Company beginning in the first quarter of fiscal year 2019, with the option to early adopt in the first quarter of fiscal year 2018. The Company is currently evaluating the impact that adoption of this guidance will have on its consolidated financial statements.

NOTE 2. DISCONTINUED OPERATIONS

On September 22, 2014, Clorox Venezuela announced that it was discontinuing its operations, effective immediately, and seeking to sell its assets. Since fiscal year 2012, Clorox Venezuela was required to sell more than two thirds of its products at prices frozen by the Venezuelan government. During this same period, Clorox Venezuela experienced successive years of hyperinflation resulting in significant sustained increases in its input costs, including packaging, raw materials, transportation and wages. As a result, Clorox Venezuela had been selling its products at a loss, resulting in ongoing operating losses. Clorox Venezuela repeatedly met with government authorities in an effort to help them understand the rapidly declining state of the business, including the need for immediate, significant and ongoing price increases and other critical remedial actions to address these adverse impacts. Based on the Venezuelan government’s representations, Clorox Venezuela had expected significant price increases would be forthcoming much earlier; however, the price increases subsequently approved were insufficient and would have caused Clorox Venezuela to continue operating at a significant loss into the foreseeable future. As such, Clorox Venezuela was no longer financially viable and was forced to discontinue its operations.

On September 26, 2014, the Company reported that Venezuelan Vice President Jorge Arreaza announced, with endorsement by President Nicolás Maduro, that the Venezuelan government had occupied the Santa Lucía and Guacara production facilities of Clorox Venezuela. On November 6, 2014, the Company reported that the Venezuelan government had published a resolution granting a government-sponsored Special Administrative Board full authority to restart and operate the business of Clorox Venezuela, thereby reaffirming the government's expropriation of Clorox Venezuela’s assets. Further, President Nicolás Maduro announced the government's intention to facilitate the resumed production of bleach and other cleaning products at Clorox Venezuela plants. He also announced his approval of a financial credit to invest in raw materials and production at the plants. These actions by the Venezuelan government were taken without the consent or involvement of Clorox Venezuela, its parent Clorox Spain S.L. (Clorox Spain) or any of their affiliates. Clorox Venezuela, Clorox Spain and their affiliates reserved their rights under all applicable laws and treaties.

With this exit, the financial results of Clorox Venezuela are reflected as discontinued operations in the Company’s consolidated financial statements. The results of Clorox Venezuela have historically been part of the International reportable segment.

Net sales for Clorox Venezuela were $0, $11 and $77 for the fiscal years ended June 30, 2016, 2015 and 2014, respectively.

NOTE 2. DISCONTINUED OPERATIONS (Continued)

The following table provides a summary of gains (losses) from discontinued operations for Clorox Venezuela and gains (losses) from discontinued operations other than Clorox Venezuela for the years ended June 30:

	2016	2015	2014
Operating losses from Clorox Venezuela before income taxes	$-	$(6)	$(23)
Exit costs and other related expenses for Clorox Venezuela	(2)	(78)	-
Total losses from Clorox Venezuela before income taxes	(2)	(84)	(23)
Income tax benefit attributable to Clorox Venezuela	2	29	6
Total losses from Clorox Venezuela, net of tax	-	(55)	(17)

Gains (losses) from discontinued operations other than
Clorox Venezuela, net of tax	-	29	(4)
Losses from discontinued operations, net of tax	$-	$(26)	$(21)

Unrelated to Clorox Venezuela, in the fiscal year ended June 30, 2015, $32 of gross unrecognized tax benefits relating to other discontinued operations for periods prior to fiscal year 2015 were recognized upon the expiration of the applicable statute of limitations. Recognition of these previously disclosed tax benefits had no impact on the Company’s cash flow or earnings from continuing operations for the fiscal years ended June 30, 2015 and 2014. (See Note 18)

Summary of Operating Losses, Asset Charges and Other Costs

The following provides a breakdown of (losses) gains from discontinued operations for Clorox Venezuela and gains from discontinued operations other than Clorox Venezuela for the fiscal years ended June 30:

	2016	2015
Operating losses from Clorox Venezuela before income taxes	$-	$ (6)
Net asset charges:
Inventories	-	(11)
Property, plant and equipment	-	(16)
Trademark and other intangible assets	-	(6)
Other assets	-	(2)
Other exit and business termination costs:
Severance	-	(3)
Recognition of deferred foreign currency translation loss	-	(30)
Other	(2)	(10)
Total losses from Clorox Venezuela before income taxes	(2)	(84)
Income tax benefit attributable to Clorox Venezuela	2	29
Total losses from Clorox Venezuela, net of tax	-	(55)

Gains from discontinued operations other than
Clorox Venezuela, net of tax	-	29
Losses from discontinued operations, net of tax	$-	$ (26)

NOTE 2. DISCONTINUED OPERATIONS (Continued)

Prior to Clorox Venezuela being consolidated under the rules governing the preparation of financial statements in a highly inflationary economy, cumulative translation gains (losses) were included as a component of Accumulated other comprehensive net (losses) income. The charge of $30 to discontinued operations in September 2014 represents the recognition of these losses as a result of Clorox Venezuela discontinuing its operations effective September 22, 2014.

Financial Reporting: Hyperinflation and the Selection of Exchange Rates

Due to a sustained inflationary environment, the financial statements of Clorox Venezuela are consolidated under the rules governing the preparation of financial statements in a highly inflationary economy. As such, Clorox Venezuela’s non-U.S. dollar (non-USD) monetary assets and liabilities were remeasured into U.S. dollars (USD) each reporting period with the resulting gains and losses now reflected in discontinued operations.

Subsequent to Clorox Venezuela discontinuing operations in September 2014, the Venezuelan government has continued to evolve its currency exchange mechanisms; however, these changes have not had a material impact on the Company’s financial results because the balance of net bolivar assets and liabilities on the local books of Clorox Venezuela was $0 as of both June 30, 2016 and 2015. As of June 30, 2016 and 2015, the local books of Clorox Venezuela carried a net asset position of $0. In addition, as of June 30, 2016 and 2015, the Company held $0 and $13, respectively, of tax asset balances related to Clorox Venezuela in Corporate in the reconciliation of the results of the Company’s reportable segments to consolidated results.

NOTE 3. BUSINESSES ACQUIRED

On May 2, 2016, the Company acquired 100 percent of ReNew Life Holdings Corporation (Renew Life), a leading brand in digestive health. The amount paid was $290 funded through commercial paper. The amount paid of $290 represents the aggregate purchase price less cash acquired. The purchase of the Renew Life business reflects the Company’s strategy to acquire leading brands with attractive margins in growth categories. Results for Renew Life’s U.S. business are reflected in the Household reportable segment and results for Renew Life’s international business are reflected in the International reportable segment. Included in the Company’s results for fiscal year 2016 was $21 of Renew Life’s global net sales.

The assets and liabilities of Renew Life were recorded at their respective estimated fair values as of the date of the acquisition using generally accepted accounting principles for business combinations. The excess of the purchase price over the fair value of the net identifiable assets acquired has been allocated to goodwill. Goodwill recorded primarily reflects the value of expanding the Company’s portfolio further into the health and wellness arena.

NOTE 3. BUSINESSES ACQUIRED (Continued)

The following table summarizes the estimated fair values of Renew Life’s assets acquired and liabilities assumed and related deferred income taxes as of the acquisition date. Due to the timing of the acquisition, the fair value of the assets acquired and liabilities assumed are based on a preliminary valuation and the Company’s estimates and assumptions are subject to change within the measurement period. The primary areas of the purchase price that are not yet finalized are related to goodwill and income taxes. The weighted-average estimated useful life of intangible assets subject to amortization is 15 years.

2016
Renew Life
Goodwill	$137
Trademarks	134
Customer relationships	36
Property, plant and equipment	3
Working capital, net	41
Deferred income taxes	(61)
Purchase Price	$290

Pro forma results reflecting the acquisition were not presented because the acquisition did not meet the threshold requirements for additional disclosure.

NOTE 4. INVENTORIES

Inventories consisted of the following as of June 30:

	2016	2015
Finished goods	$361	$316
Raw materials and packaging	111	101
Work in process	3	3
LIFO allowances	(32)	(35)
Total	$443	$385

The last-in, first-out (LIFO) method was used to value approximately 38% of inventories as of June 30, 2016 and 2015, respectively. The carrying values for all other inventories are determined on the first-in, first-out (FIFO) method. The effect on earnings of the liquidation of LIFO layers was a benefit of $0, $0 and $2 for the fiscal years ended June 30, 2016, 2015 and 2014, respectively.

NOTE 5. OTHER CURRENT ASSETS

Other current assets consisted of the following as of June 30:

	2016	2015
Deferred tax assets(a)	$-	$99
Prepaid expenses	70	39
Other	2	5
Total	$72	$143

(a) The Company prospectively adopted ASU No. 2015-17, "Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes," requiring all deferred tax assets and liabilities to be classified as noncurrent. See Note 1 and 18 for further details.

NOTE 6. PROPERTY, PLANT AND EQUIPMENT, NET

The components of property, plant and equipment, net, consisted of the following as of June 30:

	2016	2015
Machinery and equipment	$1,607	$1,608
Buildings	524	515
Capitalized software costs	368	371
Land and improvements	118	122
Construction in progress	112	65
Computer equipment	88	76
	2,817	2,757
Less: Accumulated depreciation and amortization	(1,911)	(1,839)
Total	$906	$918

Included in Machinery and equipment above are $12 of capital leases as of June 30, 2016 and 2015, respectively. Accumulated depreciation for assets under capital leases was $3 and $2 as of June 30, 2016 and 2015, respectively.

Included in Land and improvements above are $3 and $2 of asset retirement obligations as of June 30, 2016 and 2015, respectively, for two leased properties. The liability of $1 and $2 incurred in fiscal year 2016 and 2015, respectively, was recorded in Other liabilities.

Depreciation and amortization expense related to property, plant and equipment, net, was $157, $157 and $161 in fiscal years 2016, 2015 and 2014, respectively, which includes depreciation of assets under capital leases. This also includes amortization of capitalized software of $16, $19 and $22 in fiscal years 2016, 2015 and 2014, respectively.

Non-cash capital expenditures were $10, $18 and $0 in fiscal years 2016, 2015 and 2014, respectively.

NOTE 7. GOODWILL, TRADEMARKS AND OTHER INTANGIBLE ASSETS

The changes in the carrying amount of goodwill by reportable segment for the fiscal years ended June 30, 2016 and 2015 were as follows:

	Goodwill
	Cleaning	Lifestyle	Household	International	Total
Balance June 30, 2014	$323	$244	$85	$449	$1,101
Effect of foreign currency translation	-	-	-	(34)	(34)
Balance June 30, 2015	323	244	85	415	1,067
Acquisition	-	-	122	15	137
Effect of foreign currency translation	-	-	-	(7)	(7)
Balance June 30, 2016	$323	$244	$207	$423	$1,197

The changes in the carrying amount of trademarks and other intangible assets for the fiscal years ended June 30 were as follows:

	As of June 30, 2016			As of June 30, 2015
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Trademarks not subject to amortization	$647	$-	$647	$524	$-	$524
Trademarks subject to amortization	32	22	10	33	22	11
Other intangible assets:
Technology and product formulae	137	134	3	137	133	4
Other	221	146	75	188	142	46
Total	$1,037	$302	$735	$882	$297	$585

Finite-lived intangible assets are amortized over their estimated useful lives, generally ranging from 2 to 30 years. Amortization expense relating to the Company’s intangible assets was $8, $12 and $15 for the years ended June 30, 2016, 2015 and 2014, respectively. Estimated amortization expense for these intangible assets is $10, $9, $9, $9 and $8 for fiscal years 2017, 2018, 2019, 2020 and 2021, respectively.

During fiscal year 2016, the Company recognized $9 of intangible asset impairment charges, of which $6 related to the Aplicare® trademark within the Cleaning segment. The Aplicare® trademark impairment was recognized based on the anticipated impact on future results from a competitive market entrant.

NOTE 8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consisted of the following as of June 30:

	2016	2015
Accounts payable	$490	$431
Compensation and employee benefit costs	192	189
Trade and sales promotion	127	115
Dividends	108	103
Other	118	141
Total (a)	$1,035	$979

(a) Accounts payable and accrued liabilities were combined into one financial statement line as of June 30, 2016. The change has been retrospectively applied to all periods presented.

NOTE 9. DEBT

Notes and loans payable, which mature in less than one year, included the following as of June 30:

	2016	2015
Commercial paper	$522	$93
Foreign borrowings	1	2
Total	$523	$95

The weighted average interest rates incurred on average outstanding notes and loans payable during the fiscal years ended June 30, 2016, 2015 and 2014, including fees associated with the Company’s undrawn revolving credit facility, were 1.10%, 2.05% and 0.97%, respectively. The weighted average effective interest rates on commercial paper balances as of June 30, 2016 and 2015 were 0.82% and 0.39%, respectively.

Long-term debt, carried at face value net of unamortized discounts or premiums, included the following as of June 30:

	2016	2015
Senior unsecured notes and debentures:
3.55%, $300 due November 2015	-	300
5.95%, $400 due October 2017	400	399
3.80%, $300 due November 2021	298	298
3.05%, $600 due September 2022	599	599
3.50%, $500 due December 2024	500	500
Total	1,797	2,096
Less: Current maturities of long-term debt	-	(300)
Long-term debt	$1,797	$1,796

The weighted average interest rates incurred on average outstanding long-term debt during the fiscal years ended June 30, 2016, 2015 and 2014, were 4.37%, 4.44% and 4.56%, respectively. The weighted average effective interest rates on long-term debt balances as of June 30, 2016 and 2015, were 4.41% and 4.31%, respectively.

Long-term debt maturities as of June 30, 2016, are $0, $400, $0, $0, $0 and $1,400 in fiscal years 2017, 2018, 2019, 2020, 2021 and thereafter, respectively.

In November 2015, $300 of the Company’s senior notes with an annual fixed interest rate of 3.55% became due and were repaid using commercial paper borrowings and cash on hand.

NOTE 9. DEBT (continued)

In December 2014, under a shelf registration statement filed with the SEC that will expire in December 2017, the Company issued $500 of senior notes with an annual fixed interest rate of 3.50%. Interest on the notes is payable semi-annually in June and December and the notes have a maturity date of December 15, 2024. The notes carry an effective interest rate of 4.10%, which includes the impact from the settlement of interest rate forward contracts in December 2014 (see Note 11). The notes rank equally with all of the Company’s existing senior indebtedness. In January 2015, $575 of the Company’s senior notes with an annual fixed interest rate of 5.00% became due and were repaid using the net proceeds from the December 2014 debt issuance and commercial paper borrowings.

The Company’s borrowing capacity under other financing arrangements as of June 30 was as follows:

	2016	2015
Revolving credit facility	$1,100	$1,100
Foreign credit lines	10	11
Other credit lines	18	18
Total	$1,128	$1,129

As of June 30, 2016, the Company had a $1,100 revolving credit agreement (the Credit Agreement), which expires in October 2019. There were no borrowings under the Credit Agreement as of June 30, 2016 or 2015. The agreement includes certain restrictive covenants and limitations, with which the Company was in compliance as of June 30, 2016.

Of the $28 of foreign and other credit lines as of June 30, 2016, $5 was outstanding and the remainder of $23 was available for borrowing. Of the $29 of foreign and other credit lines as of June 30, 2015, $4 was outstanding and the remainder of $25 was available for borrowing.

NOTE 10. OTHER LIABILITIES

Other liabilities consisted of the following as of June 30:

	2016	2015
Employee benefit obligations	$335	$299
Venture agreement terminal obligation, net	302	294
Taxes	40	38
Other	107	119
Total	$784	$750

Venture Agreement

The Company has an agreement with The Procter & Gamble Company (P&G) for the Company’s Glad® bags, wraps and containers business. As of June 30, 2016 and 2015, P&G had a 20% interest in the venture. The Company pays a royalty to P&G for its interest in the profits, losses and cash flows, as contractually defined, of the Glad® business, which is included in Cost of products sold. The agreement with P&G will expire in January 2023 unless the parties decide, on or prior to January 2018, to extend the term of the agreement for another 10 years. The agreement can be terminated under certain circumstances, including at P&G’s option upon a change in control of the Company or, at either party’s option, upon the sale of the Glad® business by the Company.

Upon termination of the agreement, the Company is required to purchase P&G’s interest for cash at fair value as established by predetermined valuation procedures. As of June 30, 2016, the estimated fair value of P&G’s interest was $448, of which $302 has been recognized and is reflected in Other liabilities as noted in the table above. The difference between the estimated fair value and the amount recognized, and any future changes in the fair value of P&G’s interest, is charged to Cost of products sold on a straight-line basis over the remaining life of the agreement. Following termination, the Glad® business will retain the exclusive core intellectual property licenses contributed by P&G on a royalty-free basis for the licensed products marketed.

NOTE 10. OTHER LIABILITIES (continued)

Deferred Gain on Sale-leaseback Transaction

In December 2012, the Company completed a sale-leaseback transaction under which it sold its general office building in Oakland, CA to an unrelated third party for net proceeds of $108 and entered into a 15-year operating lease agreement with renewal options with the buyer for a portion of the building. The Company deferred recognition of the portion of the total gain on the sale that was equivalent to the present value of the lease payments and will continue to amortize such amount to earnings ratably over the lease term. As of June 30, 2016 and 2015, the long-term portion of the deferred gain of $36 and $40, respectively, was included in Other in the table above.

NOTE 11. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Financial assets and liabilities measured at fair value on a recurring basis in the consolidated balance sheets are required to be classified and disclosed in one of the following three categories of the fair value hierarchy:

Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs reflecting the reporting entity’s own assumptions.

As of June 30, 2016 and 2015, the Company’s financial assets and liabilities that were measured at fair value on a recurring basis during the period included derivative financial instruments, which were classified as either Level 1 or Level 2, and trust assets to fund certain of the Company’s nonqualified deferred compensation plans, which were classified as Level 1.

Financial Risk Management and Derivative Instruments

The Company is exposed to certain commodity, foreign currency and interest rate risks related to its ongoing business operations and uses derivative instruments to mitigate its exposure to these risks.

Commodity Price Risk Management

The Company may use commodity exchange traded futures and over-the-counter swap contracts, which are generally no longer than 2 years, to fix the price of a portion of its forecasted raw material requirements. Commodity purchase contracts are measured at fair value using market quotations obtained from commodity derivative dealers.

As of June 30, 2016, the notional amount of commodity derivatives was $30, of which $16 related to jet fuel swaps and $14 related to soybean oil futures. As of June 30, 2015, the notional amount of commodity derivatives was $47, of which $27 related to jet fuel swaps and $20 related to soybean oil futures.

Foreign Currency Risk Management

The Company may also enter into certain over-the-counter derivative contracts to manage a portion of the Company’s forecasted foreign currency exposure associated with the purchase of inventory. These foreign currency contracts generally have durations of no longer than 2 years. The foreign exchange contracts are measured at fair value using information quoted by foreign exchange dealers.

The notional amounts of outstanding foreign currency forward contracts used by the Company’s subsidiaries to hedge forecasted purchases of inventory were $84 and $105, respectively, as of June 30, 2016 and 2015.

Interest Rate Risk Management

The Company may enter into over-the-counter interest rate forward contracts to fix a portion of the benchmark interest rate prior to the anticipated issuance of fixed rate debt or to manage the Company’s level of fixed and floating rate debt. The interest rate contracts are measured at fair value using information quoted by U.S. government bond dealers.

NOTE 11. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Continued)

During fiscal year 2015, the Company paid $25 to settle interest rate forward contracts related to the December 2014 issuance of $500 in senior notes. The settlement payments are reflected as operating cash flows in the consolidated statements of cash flows for the fiscal year ended June 30, 2015. The loss is reflected in Accumulated other comprehensive net loss on the consolidated balance sheets as of June 30, 2016 and 2015, and is being amortized into Interest expense on the consolidated statements of earnings over the 10-year term of the notes.

The Company had no outstanding interest rate forward contracts as of June 30, 2016 and 2015.

Counterparty Risk Management and Derivative Contract Requirements

The Company utilizes a variety of financial institutions as counterparties for over-the counter derivative instruments. The Company enters into agreements governing the use of over-the-counter derivative instruments and sets internal limits on the aggregate over-the-counter derivative instrument positions held with each counterparty. Certain terms of these agreements require the Company or the counterparty to post collateral when the fair value of the derivative instruments exceeds contractually defined counterparty liability position limits. Of the derivative instruments of $5 and $8 reflected in Accounts payable and accrued liabilities and Other liabilities as of June 30, 2016 and 2015, respectively, $4 and $8, respectively, contained such terms. As of both June 30, 2016 and 2015, neither the Company nor any counterparty was required to post any collateral as no counterparty liability position limits were exceeded.

Certain terms of the agreements governing the Company’s over-the-counter derivative instruments require the credit ratings, as assigned by Standard & Poor’s and Moody’s to the Company and its counterparties, to remain at a level equal to or better than the minimum of an investment grade credit rating. If the Company’s credit ratings were to fall below investment grade, the counterparties to the derivative instruments could request full collateralization on derivative instruments in net liability positions. As of both June 30, 2016 and 2015, the Company and each of its counterparties had been assigned investment grade ratings by both Standard & Poor’s and Moody’s.

Certain of the Company’s exchange-traded futures contracts used for commodity price risk management include requirements for the Company to post collateral in the form of a cash margin account held by the Company’s broker for trades conducted on that exchange. As of June 30, 2016 and 2015, the Company maintained cash margin balances related to exchange-traded futures contracts of $1 and $2, respectively, which are classified as Other current assets on the consolidated balance sheets.

Trust Assets

The Company has held interests in mutual funds and cash equivalents as part of trust assets related to certain of its nonqualified deferred compensation plans. The participants, who are the Company’s current and former employees, in the deferred compensation plans may select among certain mutual funds in which their compensation deferrals are invested in accordance with the terms of the plan and within the confines of the trusts which hold the marketable securities. The trusts represent variable interest entities for which the Company is considered the primary beneficiary, and therefore, trust assets are consolidated and included in Other assets in the consolidated balance sheets. The interests in mutual funds are measured at fair value using quoted market prices. The Company has designated these marketable securities as trading investments.

The value of the trust assets related to certain of the Company’s nonqualified deferred compensation plans increased by $14 as compared to June 30, 2015, primarily due to current year employees’ contributions to these plans.

NOTE 11. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Continued)

Fair Value of Financial Instruments

The following table summarizes the fair value of Company’s assets and liabilities for which disclosure of fair value is required as of June 30:

			2016		2015
Assets	Balance sheet classification	Fair value hierarchy level	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Investments including money market funds	Cash and cash equivalents (a)	1	$234	$234	$212	$212
Time deposits	Cash and cash equivalents (a)	2	79	79	84	84
Commodity purchase derivative contracts	Other current assets	1	1	1	-	-
Foreign exchange derivative contracts	Other current assets	2	1	1	1	1
Commodity purchase derivative contracts	Other assets	2	1	1	-	-
Trust assets for nonqualified deferred compensation plans	Other assets	1	52	52	38	38
			$368	$368	$335	$335

Liabilities
Notes and loans payable	Notes and loans payable (b)	2	$523	$523	$95	$95
Commodity purchase derivative contracts	Accounts payable and accrued liabilities	2	1	1	8	8
Foreign exchange derivative contracts	Accounts payable and accrued liabilities	2	4	4	-	-
Current maturities of long-term debt and Long-term debt	Current maturities of long- term debt and Long-term debt (c)	2	1,797	1,922	2,096	2,137
			$2,325	$2,450	$2,199	$2,240

(a)	Cash and cash equivalents are composed of time deposits and other interest bearing investments including money market funds with original maturity dates of 90 days or less. Cash and cash equivalents are recorded at cost, which approximates fair value.
(b)	Notes and loan payable is composed of U.S. commercial paper and/or other similar short-term debts issued by non-U.S. subsidiaries, all of which are recorded at cost, which approximates fair value.
(c)	Current maturities of long-term debt and Long-term debt are recorded at cost. The fair value of Long-term debt, including current maturities, was determined using secondary market prices quoted by corporate bond dealers, and is classified as Level 2.

NOTE 11. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Continued)

Derivatives

The Company designates its commodity forward and future contracts for forecasted purchases of raw materials, interest rate forward contracts for forecasted interest payments, and foreign currency forward contracts for forecasted purchases of inventory as cash flow hedges.

The effects of derivative instruments designated as hedging instruments on Other comprehensive income (loss) and net earnings were as follows during the fiscal years ended June 30:

	Gains (losses) recognized in other comprehensive net loss
	2016	2015	2014
Commodity purchase derivative contracts	$(4)	$(13)	$2
Interest rate derivative contracts	-	(12)	(13)
Foreign exchange derivative contracts	(3)	7	(3)
Total	$(7)	$(18)	$(14)

	Gains (losses) reclassified from accumulated other comprehensive net loss and recognized in net earnings
	2016	2015	2014
Commodity purchase derivative contracts	$(13)	$(5)	$-
Interest rate derivative contracts	(6)	(5)	(4)
Foreign exchange derivative contracts	1	3	4
Total	$(18)	$(7)	$-

The gains (losses) reclassified from Accumulated other comprehensive net (losses) income and recognized in earnings during the fiscal years ended June 30, 2016, 2015 and 2014, for commodity purchase and foreign exchange contracts were included in Cost of products sold, and for interest rate contracts were included in Interest expense.

The estimated amount of the existing net gain (loss) in Accumulated other comprehensive net (losses) income as of June 30, 2016, which is expected to be reclassified into earnings within the next twelve months, is $(11). Gains and losses on derivative instruments representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in the consolidated statement of earnings. During each of the fiscal years ended June 30, 2016, 2015 and 2014, hedge ineffectiveness was not significant.

NOTE 12. OTHER CONTINGENCIES AND GUARANTEES

Contingencies

The Company is involved in certain environmental matters, including response actions at various locations. The Company had a recorded liability of $14 and $12 as of June 30, 2016 and 2015, respectively, for its share of aggregate future remediation costs related to these matters. One matter in Dickinson County, Michigan, for which the Company is jointly and severally liable, accounted for a substantial majority of the recorded liability as of both June 30, 2016 and 2015. The Company has agreed to be liable for 24.3% of the aggregate remediation and associated costs for this matter pursuant to a cost-sharing arrangement with a third party. With the assistance of environmental consultants, the Company maintains an undiscounted liability representing its current best estimate of its share of the capital expenditures, maintenance and other costs that may be incurred over an estimated 30-year remediation period. Currently, the Company cannot accurately predict the timing of future payments that may be made under this obligation. In addition, the Company’s estimated loss exposure is sensitive to a variety of uncertain factors, including the efficacy of remediation efforts, changes in remediation requirements and the future availability of alternative clean-up technologies. Although it is reasonably possible that the Company’s exposure may exceed the amount recorded, any amount of such additional exposures, or range of exposures, is not estimable at this time.

The Company is subject to various legal proceedings, claims and other loss contingencies, including, without limitation, loss contingencies relating to contractual arrangements, product liability, patents and trademarks, advertising, labor and employment, environmental, health and safety and other matters. With respect to these proceedings, claims and other loss contingencies, while considerable uncertainty exists, in the opinion of management at this time, the ultimate disposition of these matters, to the extent not previously provided for, will not have a material adverse effect, either individually or in the aggregate, on the Company’s consolidated financial statements taken as a whole.

Guarantees

In conjunction with divestitures and other transactions, the Company may provide typical indemnifications (e.g., indemnifications for representations and warranties and retention of previously existing environmental, tax and employee liabilities) that have terms that vary in duration and in the potential amount of the total obligation and, in many circumstances, are not explicitly defined. The Company has not made, nor does it believe that it is probable that it will make, any material payments relating to its indemnifications, and believes that any reasonably possible payments would not have a material adverse effect, either individually or in the aggregate, on the Company’s consolidated financial statements taken as a whole.

The Company had not recorded any liabilities on the aforementioned indemnifications as of June 30, 2016 and 2015.

The Company was a party to letters of credit of $10 and $11 as of June 30, 2016 and 2015, respectively, primarily related to one of its insurance carriers, of which $0 had been drawn upon.

NOTE 13. LEASES AND OTHER COMMITMENTS

The Company leases various property, plant, and equipment including office, warehousing, and manufacturing facilities, in addition to certain manufacturing and information technology equipment. The Company expects that, in the normal course of business, existing contracts will be renewed or replaced by other leases. Rental expense for all operating leases was $77, $76 and $71 in fiscal years 2016, 2015 and 2014, respectively.

NOTE 13. LEASES AND OTHER COMMITMENTS (Continued)

The future minimum annual lease commitments required under the Company’s existing non-cancelable operating and capital lease agreements as of June 30, 2016, were as follows:

Year	Operating leases	Capital leases
2017	$49	$3
2018	45	2
2019	38	1
2020	32	-
2021	29	-
Thereafter	135	-
Total	$328	$6

The Company is also a party to certain purchase obligations, which are defined as purchase agreements that are enforceable and legally binding and that contain specified or determinable significant terms, including quantity, price and the approximate timing of the transaction. Examples of the Company’s purchase obligations include contracts to purchase raw materials, commitments to contract manufacturers, commitments for information technology and related services, advertising contracts, capital expenditure agreements, software acquisition and license commitments and service contracts. The Company enters into purchase obligations based on expectations of future business needs. For purchase obligations subject to variable price and/or quantity provisions, an estimate of the price and/or quantity has been made. Many of these purchase obligations are short term in nature and are flexible to allow for changes in the Company’s business and related requirements. As of June 30, 2016, the Company’s purchase obligations were as follows:

Year	Purchase Obligations
2017	$150
2018	54
2019	37
2020	12
2021	2
Thereafter	1
Total	$256

NOTE 14. STOCKHOLDERS’ EQUITY

The Company has two share repurchase programs: an open-market purchase program with an authorized aggregate purchase amount of up to $750, all of which was available for share repurchases as of both June 30, 2016 and 2015, and a program to offset the anticipated impact of share dilution related to share-based awards (the Evergreen Program), which has no authorization limit as to amount or timing of repurchases.

Share repurchases under authorized programs were as follows during the fiscal years ended June 30:

	2016		2015		2014
	Amount	Shares (in 000's)	Amount	Shares (in 000's)	Amount	Shares (in 000's)
Open-market purchase programs	$-	-	$-	-	$-	-
Evergreen Program	254	2,151	434	4,016	260	3,046
Total	$254	2,151	$434	4,016	$260	3,046

NOTE 14. STOCKHOLDERS’ EQUITY (Continued)

Dividends per share declared and paid, respectively, during the fiscal years ended June 30 were as follows:

	2016	2015	2014
Dividends per share declared	$3.11	$2.99	$2.87
Dividends per share paid	3.08	2.96	2.84

Accumulated Other Comprehensive Net (Losses) Income

Changes in Accumulated other comprehensive net (losses) income by component were as follows for the fiscal years ended June 30:

	Foreign currency adjustments	Net unrealized gains (losses) on derivatives	Pension and postretirement benefit adjustments	Accumulated Other Comprehensive Income
Balance June 30, 2013	$(209)	$(30)	$(128)	$(367)
Other comprehensive (loss) income before
reclassifications	(26)	(15)	(16)	(57)
Amounts reclassified from accumulated other
comprehensive net losses	-	-	8	8
Income tax benefit (expense)	(11)	6	4	(1)
Net current period other comprehensive income (loss)	(37)	(9)	(4)	(50)
Balance June 30, 2014	(246)	(39)	(132)	(417)
Other comprehensive (loss) income before
reclassifications	(92)	(18)	(29)	(139)
Amounts reclassified from accumulated other
comprehensive net losses	-	7	-	7
Recognition of deferred foreign currency translation
loss	30	-	-	30
Income tax benefit (expense)	8	(3)	12	17
Net current period other comprehensive income (loss)	(54)	(14)	(17)	(85)
Balance June 30, 2015	(300)	(53)	(149)	(502)
Other comprehensive (loss) income before
reclassifications	(43)	(7)	(38)	(88)
Amounts reclassified from accumulated other
comprehensive net losses	-	18	-	18
Income tax benefit (expense)	(10)	(2)	14	2
Net current period other comprehensive income (loss)	(53)	9	(24)	(68)
Balance June 30, 2016	$(353)	$(44)	$(173)	$(570)

Included in foreign currency adjustments are re-measurement losses on long-term intercompany loans where settlement is not planned or anticipated in the foreseeable future. For the fiscal years ended June 30, 2016, 2015 and 2014, Other comprehensive losses on these loans totaled $14, $9 and $12, respectively, and there were no amounts reclassified from Accumulated other comprehensive net (losses) income.

Pension and postretirement benefit reclassification adjustments are reflected in Cost of products sold, Selling and administrative expenses and Research and development costs.

NOTE 15. NET EARNINGS PER SHARE (EPS)

The following is the reconciliation of the weighted average number of shares outstanding (in thousands) used to calculate basic net EPS to those used to calculate diluted net EPS for the fiscal years ended June 30:

	2016	2015	2014
Basic	129,472	130,310	129,558
Dilutive effect of stock options and other	2,245	2,466	2,184
Diluted	131,717	132,776	131,742

Antidilutive stock options and other	42	23	-

NOTE 16. STOCK-BASED COMPENSATION PLANS

In November 2012, the Company’s stockholders voted to approve the amended and restated 2005 Stock Incentive Plan (the Plan). The Plan permits the Company to grant various nonqualified stock-based compensation awards, including stock options, restricted stock, performance units, deferred stock units, stock appreciation rights and other stock-based awards. The primary amendment reflected in the Plan was an increase of approximately 3 million common shares that may be issued for stock-based compensation purposes. As of June 30, 2016, the Company is authorized to grant up to approximately 8 million common shares under the Plan, and, as of June 30, 2016, approximately 8 million common shares were available for grant.

Compensation cost and the related income tax benefit recognized for stock-based compensation plans were classified as indicated below for the fiscal years ended June 30:

	2016	2015	2014
Cost of products sold	$6	$4	$4
Selling and administrative expenses	35	25	29
Research and development costs	4	3	3
Total compensation cost	$45	$32	$36

Related income tax benefit	$17	$12	$13

Cash received during fiscal years 2016, 2015 and 2014 from stock options exercised under all stock-based payment arrangements was $180, $230 and $86, respectively. The Company issues shares for stock-based compensation plans from treasury stock. The Company may repurchase shares under its Evergreen Program to offset the estimated impact of share dilution related to stock-based awards (see Note 14).

Details regarding the valuation and accounting for stock options, restricted stock awards, performance units and deferred stock units for non-employee directors follow.

Stock Options

The fair value of each stock option award granted during fiscal years 2016, 2015 and 2014 was estimated on the date of grant using the Black-Scholes valuation model and assumptions noted in the following table:

	2016	2015	2014
Expected life	5.6 years	5.6 to 5.8 years	5.7 years
Weighted-average expected life	5.6 years	5.7 years	5.7 years
Expected volatility	16.43% to 17.3%	16.3% to 18.6%	18.4% to 18.5%
Weighted-average volatility	17.2%	16.6%	18.5%
Risk-free interest rate	1.3% to 1.7%	1.4% to 2.0%	1.8% to 1.9%
Weighted-average risk-free interest rate	1.7%	1.9%	1.8%
Dividend yield	2.5% to 2.8%	2.8% to 3.4%	3.4%
Weighted-average dividend yield	2.8%	3.3%	3.4%

NOTE 16. STOCK-BASED COMPENSATION PLANS (Continued)

The expected life of the stock options is based on observed historical exercise patterns. The expected volatility is based on implied volatility from publicly traded options on the Company’s stock at the date of grant, historical implied volatility of the Company’s publicly traded options and other factors. The risk-free interest rate is based on the implied yield on a U.S. Treasury zero-coupon issue with a remaining term equal to the expected term of the option. The dividend yield is based on the projected annual dividend payment per share, divided by the stock price at the date of grant.

Details of the Company’s stock option activities are summarized below:

	Number of Shares (In thousands)	Weighted- Average Exercise Price per Share	Average Remaining Contractual Life	Aggregate Intrinsic Value
Options outstanding as of June 30, 2015	8,357	$76	7 years	$236
Granted	1,317	112
Exercised	(2,633)	69
Cancelled	(214)	95
Options outstanding as of June 30, 2016	6,827	$85	7 years	$366

Options vested as of June 30, 2016	3,555	$74	5 years	$228

The weighted-average fair value per share of each option granted during fiscal years 2016, 2015 and 2014, estimated at the grant date using the Black-Scholes option pricing model was $13.21, $9.65 and $9.69, respectively. The total intrinsic value of options exercised in fiscal years 2016, 2015 and 2014 was $142, $140 and $42, respectively.

Stock option awards outstanding as of June 30, 2016, have been granted at prices that are equal to the market value of the stock on the date of grant. Stock option grants generally vest over four years and expire no later than ten years after the grant date. The Company recognizes compensation expense ratably over the vesting period. As of June 30, 2016, there was $16 of total unrecognized compensation cost related to non-vested options, which is expected to be recognized over a remaining weighted-average vesting period of one year, subject to forfeiture changes.

Restricted Stock Awards

The fair value of restricted stock awards is estimated on the date of grant based on the market price of the stock and is amortized to compensation expense on a straight-line basis over the related vesting periods, which are generally three to four years. The total number of restricted stock awards expected to vest is adjusted by actual and estimated forfeitures. Restricted stock grants receive dividend distributions earned during the vesting period upon vesting.

As of June 30, 2016, there was $1 of total unrecognized compensation cost related to non-vested restricted stock awards, which is expected to be recognized over a remaining weighted-average vesting period of one year. The total fair value of the shares that vested in each of the fiscal years 2016, 2015 and 2014 was $1, respectively. The weighted-average grant-date fair value of awards granted was $128.91, $95.67 and $89.25 per share for fiscal years 2016, 2015 and 2014, respectively.

NOTE 16. STOCK-BASED COMPENSATION PLANS (Continued)

A summary of the status of the Company’s restricted stock awards is presented below:

	Number of Shares (In thousands)	Weighted-Average Grant Date Fair Value per Share
Restricted stock awards as of June 30, 2015	18	$91
Granted	5	129
Vested	(9)	88
Forfeited	(1)	106
Restricted stock awards as of June 30, 2016	13	$108

Performance Units

As of June 30, 2016, there was $37 in unrecognized compensation cost related to non-vested performance unit grants that is expected to be recognized over a remaining weighted-average performance period of one year. The weighted-average grant-date fair value of awards granted was $92.35, $89.75 and $84.45 per share for fiscal years 2016, 2015 and 2014, respectively.

A summary of the status of the Company’s performance unit awards is presented below:

	Number of Shares (In thousands)	Weighted-Average Grant Date Fair Value per Share
Performance unit awards as of June 30, 2015	1,123	$79
Granted	286	92
Distributed	(377)	70
Forfeited	(80)	87
Performance unit awards as of June 30, 2016	952	$90

Performance units vested and deferred as of June 30, 2016	157	$58

The non-vested performance units outstanding as of June 30, 2016 and 2015 were 794,000 and 944,000, respectively, and the weighted average grant date fair value was $95.18 and $81.92 per share, respectively. Total shares vested during fiscal year 2016 were 354,000, which had a weighted average grant date fair value per share of $72.11. During fiscal year 2016, $25 of the vested awards was paid by the issuance of shares and $1 of the vested awards was deferred. Deferred shares continue to earn dividends, which are also deferred. The total fair value of shares vested was $26, $24 and $0 during fiscal years 2016, 2015 and 2014, respectively. Upon vesting, the recipients of the grants receive the distribution as shares or, if previously elected by eligible recipients, as deferred stock.

Deferred Stock Units for Nonemployee Directors

Nonemployee directors receive annual grants of deferred stock units under the Company’s director compensation program and can elect to receive all or a portion of their annual retainers and fees in the form of deferred stock units. The deferred stock units receive dividend distributions, which are reinvested as deferred stock units, and are recognized at their fair value on the date of grant. Each deferred stock unit represents the right to receive one share of the Company’s common stock following the completion of a director’s service.

During fiscal year 2016, the Company granted 13,000 deferred stock units, reinvested dividends of 6,000 units and distributed 16,000 shares, which had a weighted-average fair value on grant date of $126.65, $124.03 and $62.70 per share, respectively. As of June 30, 2016, 244,000 units were outstanding, which had a weighted-average fair value on the grant date of $71.13 per share.

NOTE 17. OTHER (INCOME) EXPENSE, NET

The major components of Other (income) expense, net, for the fiscal years ended June 30 were:

	2016	2015	2014
Income from equity investees	$(15)	$(14)	$(13)
Interest income	(5)	(4)	(3)
Low income housing partnership gains, net	-	(13)	-
Foreign exchange transaction losses, net	1	9	1
Amortization of trademarks and other intangible assets	8	8	8
Intangible asset impairment charges	9	3	3
Other	(5)	(2)	(6)
Total	$(7)	$(13)	$(10)

In April 2016, the Company sold its Los Angeles bleach manufacturing facility, previously reported in the Cleaning segment, which resulted in $20 in cash proceeds from investing activities and a gain of $(11) included in Other in the table above for the year ended June 30, 2016.

During fiscal year 2016, the Company recognized $9 of intangible asset impairment charges, of which $6 related to the Aplicare® trademark within the Cleaning segment. The Aplicare® trademark impairment was recognized based on the anticipated impact on future results from a competitive market entrant.

Investment in Low-Income Housing Partnerships

The Company owns, directly or indirectly, limited partnership interests in low-income housing partnerships, which are accounted for using the equity method of accounting. These partnerships are considered to be variable interest entities; however, the Company does not consolidate them because it does not have the power to direct the partnerships’ activities that significantly impact their economic performance. The purpose of the partnerships is to develop and operate low-income housing rental properties. The general partners, who typically hold 1% of the partnership interests, are third parties unrelated to the Company and its affiliates, and are responsible for controlling and managing the business and financial operations of the partnerships. As a limited partner, the Company is not responsible for any of the liabilities and obligations of the partnerships nor do the partnerships or their creditors have any recourse to the Company other than for the capital requirements. All available tax benefits from low-income housing tax credits provided by the partnerships were claimed as of fiscal year 2012. The risk that previously claimed low-income housing tax credits might be recaptured or otherwise retroactively invalidated is considered remote.

In April 2015, a low-income housing partnership, in which the Company was a limited partner, sold its real estate holdings. The real property sale resulted in $15 in cash proceeds from investing activities and a gain of $(14) recorded to Other (income) expense, net, on the consolidated statement of earnings for the year ended June 30, 2015.

NOTE 18. INCOME TAXES

The provision for income taxes on continuing operations, by tax jurisdiction, consisted of the following for the fiscal years ended June 30:

	2016	2015	2014
Current
Federal	$254	$265	$247
State	31	28	34
Foreign	45	38	45
Total current	330	331	326

Deferred
Federal	11	(13)	(19)
State	1	(1)	2
Foreign	(7)	(2)	(4)
Total deferred	5	(16)	(21)
Total	$335	$315	$305

The components of earnings from continuing operations before income taxes, by tax jurisdiction, consisted of the following for the fiscal years ended June 30:

	2016	2015	2014
United States	$900	$829	$754
Foreign	83	92	130
Total	$983	$921	$884

A reconciliation of the statutory federal income tax rate to the Company’s effective tax rate on continuing operations follows for the fiscal years ended June 30:

	2016	2015	2014
Statutory federal tax rate	35.0%	35.0%	35.0%
State taxes (net of federal tax benefits)	2.1	2.1	2.6
Tax differential on foreign earnings	0.5	(0.3)	(0.3)
Domestic manufacturing deduction	(2.4)	(2.1)	(2.3)
Change in valuation allowance	0.5	0.6	0.6
Other differences	(1.6)	(1.1)	(1.0)
Effective tax rate	34.1%	34.2%	34.6%

Applicable U.S. income taxes and foreign withholding taxes have not been provided on approximately $216 of undistributed earnings of certain foreign subsidiaries as of June 30, 2016, because these earnings are considered indefinitely reinvested. The estimated net federal income tax liability that could arise if these earnings were not indefinitely reinvested is approximately $56. Applicable U.S. income and foreign withholding taxes are provided on these earnings in the periods in which they are no longer considered indefinitely reinvested.

Tax benefits resulting from stock-based payment arrangements that are in excess of the tax benefits recorded in net earnings over the vesting period of those arrangements (excess tax benefits) are recorded as increases to Additional paid-in capital. Excess tax benefits of approximately $51, $42, and $11 were realized and recorded to Additional paid-in capital for fiscal years 2016, 2015 and 2014, respectively.

NOTE 18. INCOME TAXES (Continued)

The components of net deferred tax assets (liabilities) as of June 30 are shown below:

	2016	2015
Deferred tax assets (a)
Compensation and benefit programs	$193	$191
Basis difference related to Venture Agreement	30	30
Accruals and reserves	34	43
Inventory costs	21	19
Net operating loss and tax credit carryforwards	48	41
Other	54	61
Subtotal	380	385
Valuation allowance	(37)	(34)
Total deferred tax assets	343	351

Deferred tax liabilities (a)
Fixed and intangible assets	(325)	(277)
Low-income housing partnerships	(23)	(22)
Unremitted foreign earnings	(16)	(7)
Other	(25)	(24)
Total deferred tax liabilities	(389)	(330)
Net deferred tax assets (liabilities)	$(46)	$21

(a) The Company prospectively adopted ASU No. 2015-17, "Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes," requiring all deferred tax assets and liabilities to be classified as noncurrent. See Note 1 for further details.

The Company periodically reviews its deferred tax assets for recoverability. A valuation allowance is established when the Company believes that it is more likely than not that some portion of its deferred tax assets will not be realized. Valuation allowances have been provided to reduce deferred tax assets to amounts considered recoverable. Details of the valuation allowance were as follows as of June 30:

	2016	2015
Valuation allowance at beginning of year	$(34)	$(51)
Net decrease/(increase) for other foreign deferred tax assets	3	15
Net decrease/(increase) for foreign net operating loss carryforwards and tax credits	(6)	2
Valuation allowance at end of year	$(37)	$(34)

As of June 30, 2016, the Company had foreign tax credit carryforwards of $15 for U.S. income tax purposes with expiration dates between fiscal years 2024 and 2025. Tax credit carryforwards in foreign jurisdictions of $19 have expiration dates in fiscal year 2031. Tax credit carryforwards in foreign jurisdictions of $1 can be carried forward indefinitely. Tax benefits from foreign net operating loss carryforwards of $16 have expiration dates between fiscal years 2017 and 2036. Tax benefits from foreign net operating loss carryforwards of $12 can be carried forward indefinitely.

The Company files income tax returns in the U.S. federal and various state, local and foreign jurisdictions. The federal statute of limitations has expired for all tax years through June 30, 2012. Various income tax returns in state and foreign jurisdictions are currently in the process of examination.

The Company recognizes interest and penalties related to uncertain tax positions as a component of income tax expense. As of June 30, 2016 and 2015, the total balance of accrued interest and penalties related to uncertain tax positions was $3 and $10, respectively. Interest and penalties related to uncertain tax positions included in income tax expense resulted in a net benefit of $1, a net benefit of $1, and a net expense of $3 in fiscal years 2016, 2015 and 2014, respectively.

NOTE 18. INCOME TAXES (Continued)

The following is a reconciliation of the beginning and ending amounts of the Company’s gross unrecognized tax benefits:

	2016	2015	2014
Unrecognized tax benefits at beginning of year	$38	$71	$69
Gross increases - tax positions in prior periods	3	3	3
Gross decreases - tax positions in prior periods	(3)	(8)	(5)
Gross increases - current period tax positions	8	6	7
Gross decreases - current period tax positions	-	-	-
Lapse of applicable statute of limitations	(4)	(34)	(1)
Settlements	(5)	-	(2)
Unrecognized tax benefits at end of year	$37	$38	$71

Included in the balance of unrecognized tax benefits as of June 30, 2016, 2015 and 2014, are potential benefits of $27, $27 and $58, respectively, which if recognized, would affect net earnings. During the fiscal year ended June 30, 2015, $32 of gross unrecognized tax benefits relating to other discontinued operations for periods prior to fiscal year 2015 were recognized upon the expiration of the applicable statute of limitations. Recognition of these previously disclosed tax benefits had no impact on the Company’s cash flow or earnings from continuing operations for the fiscal years ended June 30, 2016, 2015 and 2014.

NOTE 19. EMPLOYEE BENEFIT PLANS

Retirement Income Plans

Effective July 1, 2011, and as part of a set of long-term, cost-neutral enhancements to the Company’s overall employee benefit plans, the domestic qualified retirement income pension plan was frozen for service accrual and eligibility purposes for most participants, however, interest credits have continued to accrue on participant balances. As of June 30, 2016 and 2015, the benefits of the domestic pension plan are based on either employee years of service and compensation or a stated dollar amount per year of service. The Company is the sole contributor to the plan in amounts deemed necessary to provide benefits and to the extent deductible for federal income tax purposes. Assets of the plan consist primarily of investments in cash equivalents and common collective trusts.

The Company contributed $15 to its domestic qualified pension plan during fiscal year 2016. No contributions were made in fiscal year 2015 and 2014. The Company’s funding policy for its qualified plans is to contribute amounts sufficient to meet minimum funding requirements as set forth in employee benefit tax laws plus additional amounts as the Company may determine to be appropriate. Subsequent to June 30, 2016, the Company made a $15 discretionary contribution to the pension plan.

Contributions made to the domestic non-qualified pension plans were $16, $13 and $13 in fiscal years 2016, 2015 and 2014, respectively.

Retirement Health Care Plans

The Company provides certain health care benefits for employees who meet age, participation and length of service requirements at retirement. The plans pay stated percentages of covered expenses after annual deductibles have been met or stated reimbursements up to a specified dollar subsidy amount. Benefits paid take into consideration payments by Medicare for the domestic plan. The plans are funded as claims are paid, and the Company has the right to modify or terminate certain plans.

The assumed domestic health care cost trend rate used in measuring the accumulated benefit obligation (ABO) was 6.75% for both medical and prescription drugs for fiscal year 2016. These rates have been assumed to gradually decrease each year until an assumed ultimate trend of 4.5% is reached in 2037. The health care cost trend rate assumption has a minimal effect on the amounts reported due primarily to the existence of benefit cap provisions in the Company’s domestic plan. As such, the effect of a hypothetical 100 basis point increase or decrease in the assumed domestic health care cost trend rate on the total service and interest cost components as well as the postretirement benefit obligation would have been immaterial for each of the fiscal years ended June 30, 2016, 2015 and 2014.

NOTE 19. EMPLOYEE BENEFIT PLANS (Continued)

Financial Information Related to Retirement Income and Retirement Health Care

Summarized information for the Company’s retirement income and retirement health care plans as of and for the fiscal years ended June 30 is as follows:

	Retirement Income		Retirement Health Care
	2016	2015	2016	2015
Change in benefit obligations:
Projected benefit obligation as of beginning of year	$639	$641	$45	$49
Service cost	1	2	-	-
Interest cost	26	25	2	2
Actuarial loss (gain)	51	14	2	-
Plan amendments	(1)	-	-	(1)
Translation and other adjustments	(1)	(5)	-	(2)
Benefits paid	(42)	(38)	(2)	(3)
Projected benefit obligation as of end of year	673	639	47	45

Change in plan assets:
Fair value of assets as of beginning of year	$409	$432	$-	$-
Actual return on plan assets	26	6	-	-
Employer contributions	31	13	2	3
Benefits paid	(42)	(38)	(2)	(3)
Translation and other adjustments	(1)	(4)	-	-
Fair value of plan assets as of end of year	423	409	-	-
Accrued benefit cost, net funded status	$(250)	$(230)	$(47)	$(45)

Amount recognized in the balance sheets consists of:
Pension benefit assets	$1	$2	$-	$-
Current accrued benefit liability	(14)	(16)	(3)	(3)
Non-current accrued benefit liability	(237)	(216)	(44)	(42)
Accrued benefit cost, net	$(250)	$(230)	$(47)	$(45)

NOTE 19. EMPLOYEE BENEFIT PLANS (Continued)

Retirement income plans with ABO in excess of plan assets as of June 30 were as follows:

	Pension Plans		Other Retirement Plans
	2016	2015	2016	2015
Projected benefit obligation	$575	$538	$76	$80
Accumulated benefit obligation	574	538	76	80
Fair value of plan assets	399	385	-	-

The ABO for all pension plans was $596, $559 and $563 as of June 30, 2016, 2015 and 2014, respectively.

The net costs of the retirement income and health care plans for the fiscal years ended June 30 included the following components:

	Retirement Income			Retirement Health Care
	2016	2015	2014	2016	2015	2014
Service cost	$1	$2	$3	$-	$-	$1
Interest cost	26	25	27	2	2	2
Expected return on plan assets	(17)	(20)	(25)	-	-	-
Amortization of unrecognized items	10	12	11	(3)	2	(4)
Total	$20	$19	$16	$(1)	$4	$(1)

NOTE 19. EMPLOYEE BENEFIT PLANS (Continued)

Items not yet recognized as a component of postretirement expense as of June 30, 2016, consisted of:

	Retirement Income	Retirement Health Care
Net actuarial loss (gain)	$296	$(13)
Prior service benefit	-	(6)
Net deferred income tax (assets) liabilities	(111)	7
Accumulated other comprehensive loss (income)	$185	$(12)

Net actuarial loss (gain) recorded in Accumulated other comprehensive net (losses) income for the fiscal year ended June 30, 2016, included the following:

	Retirement Income	Retirement Health Care
Net actuarial loss (gain) as of beginning of year	$264	$(17)
Amortization during the year	(10)	2
Loss (gain) during the year	42	2
Net actuarial loss (gain) as of end of year	$296	$(13)

The Company uses the straight-line amortization method for unrecognized prior service costs and benefits. In fiscal year 2017, the Company expects to recognize, on a pre-tax basis, $11 of the net actuarial loss as a component of net periodic benefit cost for the Pension Plans. In addition, in fiscal year 2017, the Company expects to recognize, on a pre-tax basis, $1 of the net actuarial gain as a component of net periodic benefit cost for the retirement health care plans.

Weighted-average assumptions used to estimate the actuarial present value of benefit obligations as of June 30 were as follows:

	Retirement Income		Retirement Health Care
	2016	2015	2016	2015
Discount rate	3.42%	4.20%	3.42%	4.16%
Rate of compensation increase	2.92%	3.37%	n/a	n/a

Weighted-average assumptions used to estimate the net periodic pension and other postretirement benefit costs as of June 30 were as follows:

	Retirement Income
	2016	2015	2014
Discount rate	4.20%	4.05%	4.39%
Rate of compensation increase	3.37%	4.46%	3.44%
Expected return on plan assets	4.34%	5.28%	6.61%

	Retirement Health Care
	2016	2015	2014
Discount rate	4.16%	4.00%	4.33%

The expected long-term rate of return assumption is based on an analysis of historical experience of the portfolio and the summation of prospective returns for each asset class in proportion to the fund’s current asset allocation.

NOTE 19. EMPLOYEE BENEFIT PLANS (Continued)

Expected benefit payments for the Company’s pension and other postretirement plans as of June 30, 2016, were as follows:

	Retirement Income	Retirement Health Care
2017	$39	$3
2018	52	3
2019	39	3
2020	39	2
2021	39	2
Fiscal years 2022 through 2026	193	12

Expected benefit payments are based on the same assumptions used to measure the benefit obligations and include estimated future employee service.

The target allocations and weighted average asset allocations by asset category of the investment portfolio for the Company’s domestic retirement income plans as of June 30 were:

	% Target Allocation		% of Plan Assets
	2016	2015	2016	2015
U.S. equity	11%	11%	11%	11%
International equity	12	12	11	12
Fixed income	74	74	74	74
Other	3	3	4	3
Total	100%	100%	100%	100%

The target asset allocation is determined based on the optimal balance between risk and return and, at times, may be adjusted to achieve the plan’s overall investment objective to generate sufficient resources to pay current and projected plan obligations over the life of the domestic qualified retirement income plan.

NOTE 19. EMPLOYEE BENEFIT PLANS (Continued)

The following table sets forth by level within the fair value hierarchy, the retirement income plans’ assets carried at fair value as of June 30:

	2016
	Level 1	Level 2	Total
Cash equivalents	$2	$-	$2
Common collective trusts
Bond funds	-	307	307
International equity funds	-	56	56
Domestic equity funds	-	44	44
Real estate fund	-	14	14
Total common collective trusts	-	421	421
Total assets at fair value	$2	$421	$423

	2015
	Level 1	Level 2	Total
Cash equivalents	$3	$-	$3
Common collective trusts
Bond funds	-	295	295
International equity funds	-	59	59
Domestic equity funds	-	41	41
Real estate fund	-	11	11
Total common collective trusts	-	406	406
Total assets at fair value	$3	$406	$409

The carrying value of cash equivalents approximates its fair value as of June 30, 2016 and 2015.

NOTE 19. EMPLOYEE BENEFIT PLANS (Continued)

Common collective trust funds are not publicly traded and, therefore, are classified as Level 2. They are valued at a net asset value unit price determined by the portfolio’s sponsor based on the fair value of underlying assets held by the common collective trust fund on June 30, 2016 and 2015.

The common collective trusts are invested in various trusts that attempt to achieve their investment objectives by investing primarily in other collective investment funds which have characteristics consistent with each trust’s overall investment objective and strategy.

Defined Contribution Plans

The Company has defined contribution plans for most of its domestic employees. The plans include The Clorox Company 401(k) Plan, The Clorox Company 2011 Nonqualified Defined Contribution Plan and the Executive Retirement Plan. The aggregate cost of the domestic defined contribution plans was $45, $45 and $43 in fiscal years 2016, 2015 and 2014, respectively. Included in the aggregate cost was the cost of The Clorox Company 401(k) Plan of $41, $42 and $38 in fiscal years 2016, 2015 and 2014, respectively. The Company also has defined contribution plans for certain international employees. The aggregate cost of these foreign plans was $3 for the fiscal years ended June 30, 2016, 2015 and 2014.

NOTE 20. SEGMENT REPORTING

The Company operates through strategic business units that are aggregated into the following four reportable segments based on the economics and nature of the products sold:

●	Cleaning consists of laundry, home care and professional products marketed and sold in the United States. Products within this segment include laundry additives, including bleach products under the Clorox® brand and Clorox 2® stain fighter and color booster; home care products, primarily under the Clorox®, Formula 409®, Liquid-Plumr®, Pine-Sol®, S.O.S® and Tilex® brands; naturally derived products under the Green Works® brand; and professional cleaning and disinfecting products under the Clorox®, Dispatch®, Aplicare®, HealthLink® and Clorox Healthcare® brands.
●	Household consists of charcoal, cat litter, digestive health products and bags, wraps and container products marketed and sold in the United States. Products within this segment include charcoal products under the Kingsford® and Match Light® brands; cat litter products under the Fresh Step®, Scoop Away® and Ever Clean® brands; digestive health products under the Renew Life® brand; and bags, wraps and containers under the Glad® brand.
●	Lifestyle consists of food products, water-filtration systems and filters and natural personal care products marketed and sold in the United States. Products within this segment include dressings and sauces, primarily under the Hidden Valley®, KC Masterpiece® and Soy Vay® brands; water-filtration systems and filters under the Brita® brand; and natural personal care products under the Burt’s Bees® brand.
●	International consists of products sold outside the United States. Products within this segment include laundry, home care, water-filtration, digestive health products, charcoal and cat litter products, dressings and sauces, bags, wraps and containers and natural personal care products, primarily under the Clorox®, Glad®, PinoLuz®, Ayudin®, Limpido®, Clorinda®, Poett®, Mistolin®, Lestoil®, Bon Bril®, Brita®, Green Works®, Pine-Sol®, Agua Jane®, Chux®, Renew Life®, Kingsford®, Fresh Step®, Scoop Away®, Ever Clean®, KC Masterpiece®, Hidden Valley® and Burt’s Bees® brands.

Certain non-allocated administrative costs, interest income, interest expense and various other non-operating income and expenses are reflected in Corporate. Corporate assets include cash and cash equivalents, property and equipment, other investments and deferred taxes.

NOTE 20. SEGMENT REPORTING (Continued)

	Fiscal Year	Cleaning	Household	Lifestyle	International	Corporate		Total Company
Net sales	2016	$1,912	$1,862	$990	$997	$		$5,761
	2015	1,824	1,794	950	1,087		-	5,655
	2014	1,776	1,709	936	1,093		-	5,514

Earnings (losses) from continuing
operations before income taxes	2016	511	428	251	66		(273)	983
	2015	445	375	257	79		(235)	921
	2014	428	326	258	99		(227)	884

Income from equity investees	2016	-	-	-	15		-	15
	2015	-	-	-	14		-	14
	2014	-	-	-	13		-	13

Total assets	2016	883	1,092	880	1,057		606	4,518
	2015	876	725	860	1,057		646	4,164

Capital expenditures	2016	44	83	18	24		3	172
	2015	35	50	11	25		4	125
	2014	37	53	11	31		5	137

Depreciation and amortization	2016	61	60	19	21		4	165
	2015	52	67	19	24		7	169
	2014	49	67	19	25		17	177

Significant noncash charges included
in earnings (losses) from continuing
operations before income taxes:
Share-based compensation	2016	10	8	5	1		21	45
	2015	8	7	4	1		12	32
	2014	11	9	5	1		10	36

NOTE 20. SEGMENT REPORTING (Continued)

All intersegment sales are eliminated and are not included in the Company’s reportable segments’ net sales.

Net sales to the Company’s largest customer, Walmart Stores, Inc. and its affiliates, were 27%, 26% and 27% of consolidated net sales for each of the fiscal years ended June 30, 2016, 2015 and 2014, respectively, and occurred in each of the Company’s reportable segments. No other customers accounted for more than 10% of consolidated net sales in any of these fiscal years. During fiscal years 2016, 2015 and 2014, the Company’s five largest customers accounted for 46%, 45%, and 45% of its consolidated net sales for each of the three fiscal years, respectively.

Three of the Company’s product lines have accounted for 10% or more of consolidated net sales during each of the past three fiscal years. In fiscal years 2016, 2015 and 2014, sales of liquid bleach represented approximately 13%, 14% and 13% of the Company’s consolidated net sales, respectively, approximately 25%, 26%, and 26% of net sales in the Cleaning segment for each such years, respectively, and approximately 27%, 27% and 28% of net sales in the International segment, respectively. Sales of trash bags represented approximately 13%, 14% and 13% of the Company’s consolidated net sales in each of the fiscal years 2016, 2015 and 2014, respectively, and approximately 37%, 38% and 36% of net sales in the Household segment, respectively, for each such years. Sales of charcoal represented approximately 11% of the Company’s consolidated net sales and approximately 34% of net sales in the Household segment in fiscal years 2016, 2015 and 2014.

Net sales and property, plant and equipment, net, by geographic area as of and for the fiscal years ended June 30 were as follows:

	Fiscal Year	United States	Foreign	Total Company
Net sales	2016	$4,805	$956	$5,761
	2015	4,609	1,046	5,655
	2014	4,466	1,048	5,514
Property, plant and equipment, net	2016	$799	$107	$906
	2015	801	117	918

NOTE 21. RELATED PARTY TRANSACTIONS

The Company holds various equity investments with ownership percentages of up to 50% in a number of consumer products businesses, most of which operate outside the United States. The equity investments, presented in Other assets accounted for under the equity method, were $59 as of the fiscal years ended June 30, 2016 and 2015. The Company has no ongoing capital commitments, loan requirements, guarantees or any other types of arrangements under the terms of its agreements that would require any future cash contributions or disbursements arising out of an equity investment.

Transactions with the Company’s equity investees typically represent payments for contract manufacturing and purchases of raw materials. Payments to related parties, including equity investees, for such transactions during the fiscal years ended June 30, 2016, 2015 and 2014 were $57, $55 and $57, respectively. Receipts from and ending accounts receivable and payable balances related to the Company’s related parties were not significant during or as of the end of each of the fiscal years presented.

NOTE 22. UNAUDITED QUARTERLY DATA

Dollars in millions, except market price and per share data	Quarters Ended
	September 30	December 31	March 31	June 30	Total Year
Fiscal year ended June 30, 2016
Net sales	$1,390	$1,345	$1,426	$1,600	$5,761
Cost of products sold	765	745	780	873	3,163
Earnings from continuing operations	173	151	159	165	648
(Losses) earnings from discontinued operations,
net of tax	(1)	(2)	3	-	-
Net earnings	172	149	162	165	648
Per common share:
Basic
Continuing operations	$1.34	$1.16	$1.23	$1.28	$5.01
Discontinued operations	(0.01)	(0.01)	0.02	-	-
Basic net earnings per share	$1.33	$1.15	$1.25	$1.28	$5.01
Diluted
Continuing operations	$1.32	$1.14	$1.21	$1.26	$4.92
Discontinued operations	(0.01)	(0.01)	0.02	-	-
Diluted net earnings per share	$1.31	$1.13	$1.23	$1.26	$4.92
Dividends declared per common share	$0.77	$0.77	$0.77	$0.80	$3.11
Market price (NYSE)
High	$119.75	$131.78	132.19	$138.41	$138.41
Low	104.26	114.06	122.40	119.23	104.26
Year-end					138.39
Fiscal year ended June 30, 2015
Net sales	$1,352	$1,345	$1,401	$1,557	$5,655
Cost of products sold	774	773	796	847	3,190
Earnings from continuing operations	145	128	144	189	606
Losses from discontinued operations,
net of tax	(55)	(3)	30	2	(26)
Net earnings	90	125	174	191	580
Per common share:
Basic
Continuing operations	$1.12	$0.98	$1.09	$1.46	$4.65
Discontinued operations	(0.42)	(0.02)	0.22	0.02	(0.20)
Basic net earnings per share	$0.70	$0.96	$1.31	$1.48	$4.45
Diluted
Continuing operations	$1.10	$0.97	$1.08	$1.44	$4.57
Discontinued operations	(0.42)	(0.02)	0.22	0.02	(0.20)
Diluted net earnings per share	$0.68	$0.95	$1.30	$1.46	$4.37
Dividends declared per common share	$0.74	$0.74	$0.74	$0.77	$2.99

Market price (NYSE)
High	$112.70	$112.65	$106.36	$98.31	$112.70
Low	103.77	102.95	95.19	86.03	86.03
Year-end					104.02

FIVE-YEAR FINANCIAL SUMMARY
The Clorox Company

	Years ended June 30
Dollars in millions, except per share data	2016	2015	2014	2013	2012
OPERATIONS
Net sales	$5,761	$5,655	$5,514	$5,533	$5,379

Gross profit	2,598	2,465	2,356	2,391	2,272

Earnings from continuing operations	$648	$606	$579	$573	$535
(Losses) earnings from discontinued operations,
net of tax	-	(26)	(21)	(1)	6
Net earnings	$648	$580	$558	$572	$541

COMMON STOCK
Earnings per share
Continuing operations
Basic	$5.01	$4.65	$4.47	$4.37	$4.09
Diluted	4.92	4.57	4.39	4.31	4.05
Dividends declared per share	$3.11	$2.99	$2.87	$2.63	$2.44

	As of June 30
Dollars in millions	2016	2015	2014	2013	2012
OTHER DATA
Total assets	$4,518	$4,164	$4,258	$4,311	$4,355
Long-term debt	1,797	1,796	1,595	2,170	1,571